[GRAPHIC OMITTED]


                                                                  Law Department
                                     The Lincoln National Life Insurance Company
                                                       1300 South Clinton Street
                                                            Fort Wayne, IN 46802

                                                    Colleen Tonn, Senior Counsel
                                                             Phone: 260-455-6918
                                                               Fax: 260-455-5135
                                                            Colleen.Tonn@LFG.com
VIA e-Mail and EDGAR

March 11, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust
      Form N-14: Proxy Statement/Prospectus for the LVIP Delaware Foundation(R) Conservative Allocation Fund ("LVIP Conservative Fund")
      (LVIP Delaware Managed Fund is the merging fund)
      File Nos.:  811-08090 and 333-156129
      Date filed:  December 15, 2008

Dear Ms. Sazzman:

         The Trust filed via EDGAR a Form N-14 on December 15, 2008. You provided your additional comments to me on that filing on February 12, 2009 and Tony Burak provided comments to me on that same date. Following are our responses to those comments. Please note that page number references are to the black-lined document that was sent to you on February 4, 2009 (correspondence filing on February 5, 2009).

1. Notice of Special Meeting of Shareholders: Add the reference to "Lincoln Variable Insurance Products Trust" back into the title of the document.

         Response:  The disclosure has been revised.

2. Page ii--Why am I receiving this proxy statement/prospectus?:
        o First paragraph: Add language concerning the transfer of assets and liabilities in exchange for Fund shares.
        o First paragraph: Clarify that the LVIP Delaware Foundation(R) Funds will be offered as three new series of the Trust.
        o Second paragraph: Revise the last sentence to state that the increased fee structure is resulting from higher advisory fees.
        o Second paragraph, second sentence: Delete the words "in addition" and add the word "however."
        o Third paragraph, second sentence: Add a sentence explaining target risk lifestyle funds.

         Response: The disclosure has been revised. We have decided to delete the paragraph regarding the LVIP Delaware Foundation(R) Funds being target risk lifestyle funds.

3. Page iii--How do the LVIP Managed Fund and LVIP Conservative Fund differ?:
        o  Change the asset classes to lower case.
        o Revise the second paragraph to add target percentages and make it consistent with other discussions in the proxy.

         Response:  The disclosure has been revised.

4. Page iv--Is there any other information available to me?: o Incorporation by language needs to be included in this section. o Last paragraph: Add language to include references to reports on the SEC's website. o Add the address of the SEC's public reference section.

         Response:   The disclosure has been revised.

5. Page 1--How will the reorganization affect me?
        o Third paragraph: Move the sentence beginning with the word
          "Unlike" to the second to last paragraph in this section.
        o Fourth paragraph: Clarify that "greater asset allocation resources" means that the Fund is getting more staff support.
        o Second to last paragraph: Bold language about increased fee structure.
        o Last paragraph: Delete the reference to "LVIP Managed Fund" and replace it with "LVIP Conservative Fund."

         Response:  The disclosure has been revised.

6. Page 3--How do the funds investment objectives, principal investment strategies and risks compare?:
        o First paragraph: Revise the third sentence.
        o Third paragraph: Change the second instance of "its" to "the Fund's."
        o Third paragraph: Move the last sentence into the following paragraph.
        o Fourth paragraph: Move the first sentence into the preceding paragraph.
        o Fourth paragraph: Make the asset classes lower case and add some clarifying language.
        o Fifth paragraph: Change the third sentence to reference "each Fund."

         Response:  The disclosure has been revised.

7. Page 6--How do the Funds' fees and expenses compare? (Expense Table): o Include the 2008 numbers into the Expense Table.

         Response:  The disclosure has been revised.

8. Page 11--What will the advisory and the sub-advisory fees be after the reorganization? (Chart):
        o Confirm whether the advisory fee contains any break points.
        o Add footnote regarding the fee waiver.

         Response:
        o There are no breakpoints in the advisory fees.
        o The footnote has been added.

9. Page 12--Reasons for the Reorganization:

        o Clarify the points in the last two sentences of the first paragraph.

         Response:  The disclosure has been revised.

10. Page 12--Board Considerations: o The term "Fund Management" needs to be defined.
        o Clarify that the Expense Limitation Agreement will involve reimbursement to the Fund.
        o Reorganizations subheading: The first sentence of first paragraph after the second set of bullet points needs to include the date on which the Board made its determinations.

         Response:  The disclosure has been revised.

11. Page 16--Agreement and Plan of Reorganization:
        o In the fourth paragraph, include the correct Fund that will incur the transition costs.
        o In the second to last paragraph, last sentence the word
          "respectively" needs to be deleted.

         Response:  The disclosure has been revised.

12. Page 17--Description of the LVIP Conservative Fund's Shares:
        o The word "respectively" needs to be deleted from the first sentence.

         Response:  The disclosure has been revised.

13. Page 20--Principal Investment Strategies and Risks of Each Fund (LVIP Managed Fund):
        o In the last paragraph change the reference to "Lehman Brothers" to "Barclays."
        o Stock category: define what is meant by small-sized companies.
        o Debt Obligations category: In the sentence preceding the bullet points, include more guidance as to what is meant by a "lesser degree."
        o In the first bullet point, add the phrase "also known as junk bonds at the end of the parenthetical reference.

         Response:  The disclosure has been revised.

14. Page 23--Principal Investment Strategies and Risk of Each Fund (LVIP Conservative Fund):
        o The second to last sentence in the first paragraph needs to clarify what is meant by "may change periodically."
        o Equity category-US Equity: In the U.S. Large-Cap Core paragraph, identify what is meant by "quantitative screens" and include the market capitalization range of the S&P 500 Index.
        o In the U.S. Mid- and Large-Cap Growth paragraph, add capitalization ranges for medium and large sized companies.
        o In the U.S. Large-Cap Value paragraph, and add capitalization ranges for the Russell 1000 Index.
        o In the U.S. Small-Cap Core paragraph, add capitalization ranges for the Russell 2000 Index.
        o In the Fixed Income category, add clarification concerning junk bond investments.

         Response:  The disclosure has been revised.

15. Page 25--Principal Risks Chart:
        o In the row concerning real estate risks, address global real estate risk if global real estate is a principal investment strategy.

        Response:  The disclosure has been revised.

16. Page 32--Management of the Funds (Manager of Managers):

        o Make disclosure that we have to get approval of sub-advisory agreements with affiliates.

        Response:  The disclosure has been revised.

17. Page 36--Certain Management Considerations:

        o Add another sentence regarding how the purchases and redemptions occur

        Response:  The disclosure has been revised.

18. Proxy Cards: Add language that indicates the proxy is being solicited on behalf of the Board of Trustees.

        Response:
        o The proxy cards have been revised.

19. EDGAR class identifiers should be included.

         Response: The EDGAR class identifiers will be included in the Form N-14A filing.

      Please call me at 260-455-6918 with any further questions or comments. As always, thank you for your assistance.

Very truly yours,

/s/ Colleen E.  Tonn

Colleen E. Tonn
Senior Counsel







Dechert LLP Draft
November 25, 2008
2
14744288.2.BUSINESS
637836/6
                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                           LVIP DELAWARE MANAGED FUND
                 ---------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 ----------------------------------------------------

                                                                March __, 2009

Dear Contract Owner:


We are writing to notify you of a special meeting of shareholders of the LVIP Delaware Managed Fund (the "LVIP Managed Fund"), a series of the Lincoln Variable Insurance Products Trust (the "Trust"). The meeting will be held on Thursday, May 28, 2009, at 9:00 a.m. local time, in the office of the Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802. The attached Proxy Statement/Prospectus describes in detail the proposed agenda item for the meeting.


You are entitled to provide us with instructions for voting shares of the LVIP Managed Fund that The Lincoln National Life Insurance Company or Lincoln Life & Annuity Company of New York holds to fund your variable annuity contract or variable life insurance policy. You should read the enclosed Proxy Statement/Prospectus carefully and submit your voting instructions.

The following proposals will be considered and acted upon at the meeting:

         Proposal 1: To approve an Agreement and Plan of Reorganization to permit the LVIP Managed Fund to reorganize into the LVIP Delaware Foundation(R) Conservative Allocation Fund (the "LVIP Conservative Fund"), a new series of the Trust, and consequently the shareholders of the LVIP Managed Fund would become shareholders of the LVIP Conservative Fund.

         Proposal 2: To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

We realize that you may not be able to attend the meeting to provide voting instructions in person. However, we do need your instructions. You can provide voting instructions by mail, telephone or through the Internet, as explained in the enclosed Proxy Statement/Prospectus. If you decide later to attend the meeting, you may revoke your proxy and provide voting instructions in person. The number of shares of the LVIP Managed Fund attributable to you will be voted in accordance with your instructions.

If you have any questions about the meeting, please feel free to call (800) 4LINCOLN (454-6265).

                               By Order of the Trust's Board of Trustees

                               Cynthia A. Rose
                               Secretary

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
                           LVIP DELAWARE MANAGED FUND
                            ---------------------

                           PROXY STATEMENT/PROSPECTUS
                           ---------------------


This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies relating to the LVIP Delaware Managed Fund (the "LVIP Managed Fund"), a series of Lincoln Variable Insurance Products Trust (the "Trust"), by the Board of Trustees ("Board" or "Trustees") of the Trust, for a special meeting of shareholders ("Meeting"). The Meeting will be held on Thursday, May 28, 2009, at 9:00 a.m. local time, in the office of the Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802.


The Board is soliciting proxies from shareholders of the LVIP Managed Fund with respect to the following proposals:

1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") to permit the LVIP Managed Fund to reorganize into the LVIP Delaware Foundation(R) Conservative Allocation Fund (the "LVIP Conservative Fund"), a new series of the Trust, and consequently the shareholders of the LVIP Managed Fund would become shareholders of the LVIP Conservative Fund.

2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.


Only shareholders of record who owned shares of the LVIP Managed Fund at the close of business on March 16, 2009 (the "Record Date") are entitled to vote at the meeting and at any adjournments or postponements thereof.


The shares of the LVIP Managed Fund are sold directly or indirectly primarily to separate accounts of The Lincoln National Life Insurance Company ("Lincoln Life") and Lincoln Life & Annuity Company of New York ("Lincoln New York") that support certain variable annuity contracts and variable life insurance policies issued by such companies (contract owners and policy participants are referred to collectively as "Contract Owners"). The LVIP Managed Fund is seeking approval for certain actions it wishes to take, and if you are a Contract Owner, you are entitled to instruct Lincoln Life or Lincoln New York, as applicable, on how to vote the shares of the LVIP Managed Fund attributable to you under your contract or policy.


The date of the first mailing of the proxy cards and this Proxy
Statement/Prospectus to shareholders and to the corresponding Contract Owners will be on or about March ___, 2009. If you have any questions about the meeting, please feel free to call us toll free at (800) 4LINCOLN (454-6265).


This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the LVIP Conservative Fund that a prospective investor should know before investing. We recommend that you read this Proxy Statement/Prospectus in its entirety as the explanations will help you to decide how to vote on the Proposals. A Statement of Additional Information dated ______________ 2009, relating to this Proxy Statement/Prospectus and the reorganization is incorporated herein by reference. If you would like a copy of this Statement of Additional Information, call
(800)4LINCOLN (454-6265), or write the LVIP Trust at P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one promptly, free of charge.

Mutual fund shares are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.



                              QUESTIONS AND ANSWERS



Q. Why am I receiving this Proxy Statement/Prospectus?


You are being asked to approve the Reorganization Agreement to permit the LVIP Managed Fund to transfer all of its assets and liabilities to the LVIP Conservative Fund, a new series of the Trust, in exchange for shares of the LVIP Conservative Fund, and consequently, the shareholders of the LVIP Managed Fund would become shareholders of the LVIP Conservative Fund (the Reorganization"). If shareholders approve the Reorganization Agreement, holders of Standard and Service Class shares of the LVIP Managed Fund will receive Standard and Service Class shares, respectively, of the LVIP Conservative Fund. The LVIP Conservative Fund is one of three new asset allocation funds (LVIP Delaware Foundation(R) Aggressive Allocation Fund, LVIP Delaware Foundation(R) Moderate Allocation Fund, and LVIP Delaware Foundation(R) Conservative Allocation Fund), collectively referred to as the "LVIP Delaware Foundation(R) Funds," which will be three new series of the Trust.

The Reorganization may result in benefits to the shareholders of the LVIP Managed Fund, such as the potential for greater long-term capital appreciation. The LVIP Conservative Fund will receive greater asset allocation resources from the Fund's sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust. DMC has assigned a team to be responsible for providing active asset allocation for the LVIP Conservative Fund. As compared to the LVIP Managed Fund, the LVIP Conservative Fund will be permitted to have larger allocations in a variety of asset classes and styles. In addition, the LVIP Conservative Fund will have a more global investment orientation.

However, the LVIP Conservative Fund will have an increased fee structure compared to the LVIP Managed Fund because of higher management fees.


Because shareholders of the LVIP Managed Fund are being asked to approve a Reorganization transaction that will result in them holding shares of the LVIP Conservative Fund, this document also constitutes a Prospectus for the LVIP Conservative Fund.

Q. How do the LVIP Managed Fund and the LVIP Conservative Fund differ?


The LVIP Managed Fund is a balanced fund with a mix of equities and fixed-income securities. The Fund primarily invests in stocks of large-sized U.S. companies and investment-grade debt obligations. The Fund's current asset allocation strategy has limited exposure to a broad range of asset classes and to foreign investments; the Fund is principally a domestic Fund.

The LVIP Conservative Fund will have a more active and robust asset allocation process than the LVIP Managed Fund. DMC has assigned a team to be responsible for providing active asset allocation for the LIVP Conservative Fund. Further, while the LVIP Managed Fund is invested primarily in stocks of large-sized U.S. companies and investment-grade debt obligations, the LVIP Conservative Fund will have a broader range of investment holdings (equities and fixed-income) and a more global investment orientation. The LVIP Conservative Fund intends to invest in various asset classes in the following target percentages: U.S. equity 20%; international equity 20%; emerging markets 5%; fixed income 58%; and cash equivalents 2%.


Please see the section entitled "Principal Investment Strategies and Risks of Each Fund" in this Proxy Statement/Prospectus for a more detailed discussion of the similarities and differences in the Funds' investment objectives, policies and principal risks.

Q. Will there be any tax consequences as a result of the merger?

This Reorganization transaction is being structured as a tax-free reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences." Shareholders should consult their tax advisors to determine the actual impact of the Reorganization on them in light of their individual tax circumstances.

Q. Will my vote make a difference?


Your vote is important regardless of the number of shares attributable to your variable contract and/or qualified plan. To avoid the added cost of follow-up solicitations and possible adjournments, please take a few minutes to read the proxy statement/prospectus and provide voting instructions. It is important that your voting instructions be received before May 28, 2009.


Q. Who will pay for the costs of the preparation, printing and mailing of this Proxy Statement/Prospectus?


The Lincoln National Corporation ("LNC") organization has agreed to pay the costs of the Reorganization, which include preparation of the Proxy Statement/Prospectus, printing and distributing the LVIP Managed Fund's proxy materials, legal fees, accounting fees, and expenses of holding shareholders' meetings. Lincoln Investment Advisors Corporation ("LIAC"), the investment adviser for the LVIP Managed Fund and the LVIP Conservative Fund, is a wholly owned subsidiary of LNC. Delaware Management Company, a series of Delaware Management Business Trust, the sub-adviser for the LVIP Managed Fund and the LVIP Conservative Fund, is a subsidiary of Delaware Management Holdings, Inc. ("DMHI") DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation. The brokerage costs associated with repositioning the LVIP Conservative Fund's portfolio in connection with the Reorganization will also be paid by the LNC organization.


Q. How do the Trustees recommend that I vote?

The Board of Trustees of the Trust recommends that you provide voting instructions to APPROVE the proposal.

Q. How do I give my voting instructions?

                           VOTING PROCEDURES
   Contract Owners are urged to designate their choice on the matter to be acted upon by using one of the following three methods:

   1. BY INTERNET
   o  Read the Proxy Statement/Prospectus.
   o  Go to the voting link found on your proxy card.
   o  Follow the instructions using your proxy card as a guide.
   o (Do not mail the proxy card if you provide voting instructions by Internet.)

   2. BY MAIL
   o  Read the Proxy Statement/Prospectus.
   o Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

   3. BY TELEPHONE
   o Read the Proxy Statement/Prospectus. o Call the toll-free number found on your proxy card.
   o Follow the recorded instructions using your proxy card as a guide.
   o (Do not mail the proxy card if you provide voting instructions by telephone.)

Q. Who do I call if I have questions?


If you have any questions about the meeting or anything in this Proxy Statement/Prospectus, please feel free to call us toll free at (800) 4LINCOLN (454-6265).


Q. Is there any other information available to me?


LVIP Managed Fund: The following documents have been filed with the Securities and Exchange Commission ("SEC") under SEC File Nos. 811-08090 and 33-70742: (i) the Prospectus of the LVIP Managed Fund (Standard Class shares) dated April 30, 2008, as supplemented on October 23, 2008 and January 26, 2009, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of the LVIP Managed Fund (Service Class shares) dated April 30, 2008, as supplemented on October 23, 2008 and January 26, 2009, which is incorporated herein by reference into this Proxy Statement/Prospectus; (iii) the Statement of Additional Information for the LVIP Managed Fund (Standard and Service Class shares) dated April 30, 2008, as supplemented on July 10, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (iv) the Annual Report for the LVIP Managed Fund dated December 31, 2008; and (v) the Semi-Annual Report for the LVIP Managed Fund dated June 30, 2008.

LVIP Conservative Fund: The following documents have been filed with the SEC under SEC file nos. 811-08090 and 33-70742: (i) the Prospectus of the LVIP Conservative Fund (Standard Class shares), dated _____________________, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of the LVIP Conservative Fund (Service Class shares), dated ________________________________, which is incorporated herein by reference into this Proxy Statement/Prospectus; and (iii) the Statement of Additional Information for the LVIP Conservative Fund (Standard and Service Class shares), dated _______________, , which is incorporated herein by reference into this Proxy Statement/Prospectus.


Copies of each of these documents, the Statement of Additional Information related to this Proxy Statement/Prospectus and any subsequently released shareholder reports are available upon request by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801, and you will be mailed one free of charge. You can also access the Annual Reports and Semi-Annual Reports and any subsequently released shareholder reports at:

          http://www.annuitycontent.lnc.com/LLsup/PDFLibrary/19875A.pdf

        http://www.annuitycontent.lnc.com/llsup/PDFLibrary/SAR-A-MF5.pdf


The LVIP Managed Fund and the LVIP Conservative Fund are each subject to information requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "1940 Act"), and in accordance therewith, file prosy material, reports and other information with the SEC. Such proxy material, reports, and other information filed by the LVIP Managed Fund and the LVIP Conservative Fund can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.W., Washington, DC 20549. To learn more about this service, call the SEC at (202) 551-8090. Copies of such materials can also be obtained at prescribed rates by electronic request at the following email address: publicinfo@sec.gov, or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, U.S. Securities and Exchange Commission, Washington, DC 20549-0102. Contract owners may also obtain such information from the SEC's website at http://www.sec.gov.

                                TABLE OF CONTENTS
                                                                       Page

                                        v


SUMMARY..................................................................................................1


         How will the Reorganization affect me?..........................................................1


         Why is the Reorganization being proposed?.......................................................2


         What are the key features of the Reorganization?................................................2

         Will I be able to purchase and redeem shares, change my investment options, annuitize and receive distributions the same way?..............................................3

         Will I have to pay any sales load, commission or other transactional fee in connection with the Reorganization?............................................................3

         How does the Board of Trustees recommend that I vote?...........................................3


         What happens if shareholders do not approve the Proposal?.......................................3


         How do the Funds' investment objectives, principal investment strategies and risks compare?.....3


         How do the Funds' fees and expenses compare?....................................................4


         How do the Funds' performance records compare?..................................................6

         Who will be the investment adviser/sub-adviser of my Fund after the Reorganization?.............................................................................8

         What will the advisory and sub-advisory fees be after the Reorganization?.......................8


         What will be the primary federal tax consequences of the Reorganization?........................9


         Dividends and Distributions.....................................................................9


         Shareholder Voting Rights.......................................................................9


         Appraisal Rights................................................................................9


INFORMATION ABOUT THE REORGANIZATION.....................................................................9


         Reasons for the Reorganization..................................................................9


         Board Considerations...........................................................................10


         Agreement and Plan of Reorganization...........................................................13





THE BOARD, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, HAS
UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION..................................................14

         Description of the LVIP Conservative Fund's Shares.............................................14


         Federal Income Tax Consequences................................................................14


         Pro-Forma Capitalization.......................................................................15


COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES........................................................16


         Investment Objectives of Each Fund.............................................................16


         Principal Investment Strategies and Risks of Each Fund.........................................16


         Other Investment Strategies and Risks of Each Fund.............................................24


PURCHASE AND REDEMPTION OF FUND SHARES..................................................................24


         Net Asset Value................................................................................24


MORE INFORMATION ABOUT THE FUNDS........................................................................26


         Management of the Funds........................................................................26


         Market Timing..................................................................................28


         Portfolio Holdings Disclosure..................................................................29


         Distributions and Federal Income Tax Considerations............................................29


         Certain Management Considerations..............................................................30


GENERAL INFORMATION.....................................................................................30


         Share Ownership................................................................................30


         Voting Information.............................................................................30


         Quorum.........................................................................................31


         Votes Necessary to Approve Proposals...........................................................31


         Effect of Abstentions..........................................................................31


         Adjournment....................................................................................31







         Other Information..............................................................................31


         Other Business.................................................................................32


         Contract Owner Proposals.......................................................................32


         Communications to the Board....................................................................32


         Legal Matters..................................................................................32






EXHIBIT A:  Form of Agreement and Plan of Reorganization........................................................A-1
EXHIBIT B:  Management's Discussion of Fund Performance and Financial
                 Highlights.....................................................................................B-1
EXHIBIT C:  Ownership of Shares as of March 16, 2009............................................................C-1


                           ----------------------------

                                   PROPOSAL 1
               To Approve an Agreement and Plan of Reorganization
                          -----------------------------

                                     SUMMARY

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Proxy Statement/Prospectus and the Reorganization Agreement.

How will the Reorganization affect me?

In the proposed Reorganization, all of the assets and liabilities of the Standard and Service Class shares of the LVIP Managed Fund will be acquired by the LVIP Conservative Fund in exchange for Standard and Service Class shares, respectively, of the LVIP Conservative Fund. If the Reorganization is approved, the LVIP Managed Fund will distribute to each shareholder the portion of the Standard or Service Class shares of the LVIP Conservative Fund to which each such shareholder is entitled. This would result in the liquidation of LVIP Managed Fund.

Shareholders will then hold that number of full and fractional Standard or Service Class shares of the LVIP Conservative Fund which have an aggregate net asset value equal to the aggregate net asset value of their Standard or Service Class shares of the LVIP Managed Fund as of the close of business on the date of the Reorganization. The Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes so shareholders will not recognize any taxable gain or loss as a result of the Reorganization.


The LVIP Managed Fund and the LVIP Conservative Fund are each a separate diversified series of the Trust, a Delaware statutory trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended ("1940 Act"). Unlike the LVIP Managed Fund, the investment objective of the LVIP Conservative Fund is non-fundamental and may be changed without shareholder approval. Like the LVIP Managed Fund, the LVIP Conservative Fund will declare and pay dividends from net investment income annually and will distribute net realized capital gains, if any, to the separate accounts (not to you) once a year. These dividends and distributions will continue to be reinvested by Lincoln Life and Lincoln New York in additional Standard/Service Class shares of the LVIP Conservative Fund.

Compared to the LVIP Managed Fund, the LVIP Conservative Fund will receive greater asset allocation resources from its sub-adviser, DMC. DMC has assigned a team to be responsible for providing active asset allocation for the LVIP Conservative Fund. The LVIP Conservative Fund will be permitted to have larger allocations in a variety of asset classes and styles and have a more global investment orientation.

There is also the potential for improved asset flows into the LVIP Conservative Fund. The LVIP Conservative Fund is one of the new LVIP Delaware Foundation(R) Funds, which are three new series of the Trust that will be structured as target risk lifecycle funds. Target risk lifecycle funds are a special category of mutual funds which base their asset allocation around a specified level of risk with corresponding variations of income and growth potential. The LVIP Delaware Foundation(R) Funds are designed to appeal to retirement plan fiduciaries who may select them to be included in certain investment products.

The LVIP Conservative Fund, however, will have an increased fee structure compared to the LVIP Managed Fund due to higher management fees. As of December 31, 2008, the management fees of the LVIP Managed Fund were .42% of average daily net assets of the Fund. The estimated management fees for the LVIP Conservative Fund are .65% of average daily net assets of the Fund, including a contractual advisory fee waiver for the first year. The LVIP Conservative Fund will have higher management fees due to the Fund having active asset allocation and a higher allocation to foreign securities.

The Reorganization will not affect your rights under your variable annuity contract or variable life insurance policy. The value of your contract or policy will remain the same immediately following the Reorganization. The LVIP Conservative Fund will sell its shares on a continuous basis at net asset value only to insurance companies and to employee benefit plans that are qualified plans under federal tax law. Lincoln Life and Lincoln New York will each keep the same separate account. The value of your contract or policy will be allocated to the same separate account and that separate account will invest in the LVIP Conservative Fund after the Reorganization. After the Reorganization your contract or policy value will depend on the performance of the LVIP Conservative Fund rather than that of the LVIP Managed Fund.


Why is the Reorganization being proposed?


The Reorganization is part of an effort to increase assets under management for shareholders of the LVIP Managed Fund. The LVIP Conservative Fund will receive greater asset allocation resources from its sub-adviser as DMC has assigned a team to be responsible for providing active asset allocation for the LVIP Conservative Fund. The LVIP Conservative Fund will be permitted to have larger allocations to a variety of asset classes and investment styles. The LVIP Conservative Fund will also have a more global orientation. These differences may offer shareholders an increased opportunity for long-term capital appreciation.

In addition, the LVIP Conservative will be a part of the LVIP Delaware Foundation(R) Funds, which will be three new series of the Trust. The LVIP Delaware Foundation(R) Funds are structured as target risk lifecycle funds and are designed to appeal to individual investors as well as retirement plan fiduciaries. This structure may offer the potential for improved asset flows into the LVIP Conservative Fund.

The Board of Trustees believes that the Reorganization is in the best interests of the LVIP Managed Fund's shareholders.


What are the key features of the Reorganization?

The Reorganization Agreement sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Reorganization Agreement generally provides for the following:

        o The transfer in-kind of all of the assets attributable to the Standard and Service Class shares of the LVIP Managed Fund to the LVIP Conservative Fund in exchange for Standard and Service Class shares of the LVIP Conservative Fund having an aggregate value equal to the net asset value of the LVIP Managed Fund;
        o The assumption by the LVIP Conservative Fund of all of the liabilities of the LVIP Managed Fund;
        o The liquidation of the LVIP Managed Fund by distribution of Standard and Service Class shares of the LVIP Conservative Fund to the LVIP Managed Fund's record holders; and
        o The structuring of the Reorganization as a tax-free reorganization for federal income tax purposes.


If the Reorganization Agreement is approved by shareholders, the Reorganization is expected to be completed in the second quarter of 2009.


As another important feature of the Reorganization, the LVIP Conservative Fund will have an increased fee structure compared to the LVIP Managed Fund. The comparative fees are more fully discussed in the sections entitled "How will the Reorganization affect me?"
and "How do the Funds' fees and expenses compare?"

Will I be able to purchase and redeem shares, change my investment options, annuitize and receive distributions the same way?

Yes. The Reorganization will not affect your right to purchase and redeem shares, to change among the separate account options offered by Lincoln Life and Lincoln New York, as applicable, to annuitize, and to receive distributions as permitted with respect to your account under your insurance policy or contract. After the Reorganization, you will be able to purchase additional Standard or Service Class shares, as applicable, of the LVIP Conservative Fund for your account under your insurance policy or contract. For more information, see "Dividends and Distributions" and "Purchase and Redemption of Fund Shares" below.

Will I have to pay any sales load, commission or other transactional fee in connection with the Reorganization?

No. The full value of your shares of the LVIP Managed Fund will be exchanged for shares of the same class of the LVIP Conservative Fund without any sales load, commission or other transactional fee being imposed.


The LNC organization will pay the expenses of the Reorganization, including the preparation of the Registration Statements, printing and distributing proxy materials, legal fees, account fees, and expenses of holding a shareholders' meeting, and brokerage costs associated with repositioning the LVIP Conservative Fund's portfolio holdings in connection with the Reorganization.


How does the Board of Trustees recommend that I vote?

The Board of Trustees is recommending that you provide voting instructions to APPROVE the proposal.

What happens if shareholders do not approve the Proposal?

If the LVIP Managed Fund shareholders do not approve the Reorganization Agreement, the Reorganization will not occur. In such an event, the LVIP Managed Fund will continue to operate separately, and the Adviser and the Board of Trustees of the Trust will determine what additional steps may be appropriate and in the best interests of the LVIP Managed Fund and its shareholders. Since the LVIP Conservative Fund is a newly created fund, the Fund may or may not commence operations without the initial funding from the assets of the LVIP Managed Fund.

How do the Funds' investment objectives, principal investment strategies and risks compare?


The LVIP Managed Fund and the LVIP Conservative Fund (collectively, the "Funds") have similar, although not identical, investment objectives and investment strategies. Both Funds are diversified series of the Lincoln Trust.

The investment objective of the LVIP Managed Fund is to maximize long-term total return (capital appreciation plus income) consistent with prudent investment strategy. The LVIP Managed Fund is a balanced fund that pursues its objective by investing in three categories of securities: equity securities (stocks), fixed income securities (debt obligations) and money market securities. The Fund's investment strategy is to vary the amount invested in each category based on ongoing evaluations of which category provides the best opportunity to meet the Fund's investment objective. The LVIP Managed Fund invests primarily in stocks of large-sized U.S. companies and investment-grade debt obligations.

The investment objective of the LVIP Conservative Fund is to seek a combination of current income and preservation of capital with capital appreciation. The LVIP Conservative Fund also pursues its investment objectives by investing in a diversified portfolio of securities of different asset classes and investment styles. The LVIP Conservative Fund, however, will have a broader range of investment holdings (equities and fixed-income) and a more global investment orientation. The target percentages that the LVIP Conservative Fund expects to invest in various asset categories are: U.S. equity 20%; international equity 15%; emerging markets 5%; fixed income 58%; and cash equivalents 2%. Some of the asset categories include multiple investment styles, with the result that the LVIP Conservative Fund has the ability to invest in nine different asset classes: U.S. large cap core, U.S. mid and large cap growth, U.S. large cap value, U.S. small cap core, international value equity, international growth, emerging markets, fixed income, and cash equivalents.

Shareholders should consider the similarities and differences in the investment policies and strategies of, and portfolio securities held by, each Fund. The investment policies and strategies of each Fund is summarized below and described in greater detail under the heading "Comparison of Investment Objectives and Policies."

Because the LVIP Managed Fund and LVIP Conservative Fund have similar investment objectives and strategies, they are subject to similar, but not identical, risks. One of the principal risks of investing in the LVIP Managed Fund and LVIP Conservative Fund involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of the underlying stock investments and, therefore, the value of each Fund's shares held under your contract to fluctuate, and you could lose money. The LVIP Managed Fund and LVIP Conservative Fund are both subject to interest rate and credit risk with respect to their fixed income investments.

As compared to the Managed Fund, which is principally a domestic fund, the LVIP Conservative Fund may have larger allocations in various asset classes and investment styles and have a greater global investment orientation. Accordingly, the LVIP Conservative Fund may be subject to the principal risks of foreign investing, emerging markets, and global real estate. Foreign securities involve a greater risk of fluctuation in their value and may be less liquid. Further, the LVIP Conservative Fund will be subject to principal risks associated with high yield or junk bonds and exchange traded funds. For a detailed discussion of additional risks, see the section entitled "Principal Investment Strategies and Risks of Each Fund" below.


How do the Funds' fees and expenses compare?

Both the LVIP Managed Fund and the LVIP Conservative Fund offer two classes of shares, Standard Class and Service Class shares. You will not pay any initial or deferred sales charge in connection with the Reorganization.


The following tables allow you to compare the various fees and expenses that you may pay for buying and holding shares of each of the Funds. The fees and expenses shown for the shares of the LVIP Managed Fund as set forth in the following table and in the examples are based on actual expenses for the LVIP Managed Fund and for the year ended December 31, 2008. The amounts for the LVIP Conservative Fund and the LVIP Conservative Fund (Pro Forma) are based on what the estimated expenses of the Funds would have been for the year ended December 31, 2008, after giving effect to the proposed Reorganization.


THESE TABLES DO NOT REFLECT ANY FEES, EXPENSES AND WITHDRAWAL CHARGES IMPOSED BY THE VARIABLE ANNUITY CONTRACTS OR VARIABLE LIFE INSURANCE POLICIES FOR WHICH THE FUNDS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.




--------------------------------- -------------------------- ---------------------------- ----------------------------
                                      LVIP Managed Fund        LVIP Conservative Fund       LVIP Conservative Fund
                                                                                                  (Pro Forma)
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
                                    Standard      Service      Standard       Service       Standard       Service
                                     Class         Class         Class         Class          Class         Class
----------------------------------------------------------------------------------------------------------------------
Shareholder Fees (fees paid by the investor directly)

----------------------------------------------------------------------------------------------------------------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Sales Charge (Load) Imposed on        N/A           N/A           N/A           N/A            N/A           N/A
Purchases
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Deferred Sales Charge                 N/A           N/A           N/A           N/A            N/A           N/A
(Load)
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Maximum Sales Charge (Load)           N/A           N/A           N/A           N/A            N/A           N/A
Imposed on Reinvested
Dividends
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Redemption                            N/A           N/A           N/A           N/A            N/A           N/A
Fee
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Exchange                              N/A           N/A           N/A           N/A            N/A           N/A
Fee
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
----------------------------------------------------------------------------------------------------------------------
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
----------------------------------------------------------------------------------------------------------------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Management Fees                      0.42%         0.42%         0.75%         0.75%          0.75%         0.75%
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Distribution and 12b-1 Fees           None       0.35%(1)        None          0.25%          None          0.25%
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Other Expenses                        0.10%        0.10%         0.10%         0.10%          0.10%         0.10%
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Acquired Fund Fees and Expenses
(AFFE)                                N/A           N/A          0.02%         0.02%          0.02%         0.02%
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Total Annual Fund Operating
Expenses                             0.52%         0.87%         0.87%         1.12%          0.87%         1.12%
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Less Fee Waiver and Expense           N/A           N/A      (0.12%)(2)(,)(3(0.12%)(2)(,)((0.12%)(2)(,)(3(0.12%)(2)(,)(3)
Reimbursements
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------
Total Net Annual Fund Operating      0.52%         0.87%         0.75%         1.00%          0.75%         1.00%
Expenses
--------------------------------- ------------- ------------ -------------- ------------- -------------- -------------


(1) The 12b-1 fee in the table above has been restated to reflect the increase in the 12b-1 fee effective January 1, 2008.


(2)LIAC has contractually agreed to
waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.
(3) LIAC has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's annual operating expenses, excluding any underlying fund fees, exceed .73% of average daily net assets. LIAC has contractually agreed to reimburse the fund's Service Class to the extent that the fund's annual operating expenses, excluding any underlying fund fees, exceed .98% of average daily net assets. This agreement will continue at least through April 30, 2010 and renew automatically for one-year terms unless LIAC provides written notice of termination to the fund.

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five-, and ten-year periods. The examples are intended to help you compare the cost of investing in the LVIP Managed Fund versus the LVIP Conservative Fund and the LVIP Conservative Fund (Pro Forma), assuming the Reorganization takes place. The pro forma amounts are based on what the estimated expenses of the LVIP Conservative Fund (Pro Forma) would be assuming the Reorganization was completed on January 1, 2008. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.


THE EXAMPLES DO NOT REFLECT ANY FEES, EXPENSES OR WITHDRAWAL CHARGES IMPOSED BY THE VARIABLE ANNUITY CONTRACTS OR VARIABLE LIFE INSURANCE POLICIES FOR WHICH THE FUNDS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.


                                                                       LVIP Managed Fund
                                              One Year           Three Years         Five Years          Ten Years
                                           ----------------    ----------------    ----------------    ---------------
                                           ----------------    ----------------    ----------------    ---------------
Standard Class                                   $53                $167                $291                $653
Service Class                                    $89                $278                $482               $1,073



                                                                   LVIP Conservative Fund(A)
                                              One Year           Three Years         Five Years          Ten Years
                                           ----------------    ----------------    ----------------    ---------------
                                           ----------------    ----------------    ----------------    ---------------
Standard Class                                   $77                $266                $470               $1,061
Service Class                                   $102                $344                $605               $1,352

                                                             LVIP Conservative Fund (Pro Forma)(A)
                                              One Year           Three Years         Five Years          Ten Years
                                           ----------------    ----------------    ----------------    ---------------
Standard Class                                   $77                $266                 $470              $1,061
Service Class                                   $102                $344                 $605              $1,352

(A) These examples reflect the net operating expenses with expense waivers for the one-year contract period and the total operating expenses without expense waivers for years two through ten.


How do the Funds' performance records compare?

The following charts show how shares of the LVIP Managed Fund performed in the past. The LVIP Conservative Fund has not yet commenced operations. Consequently, no performance information is available. After the Reorganization, the LVIP Conservative Fund, as the successor to the LVIP Managed Fund, will assume and publish the investment performance record of the LVIP Managed Fund.

PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RESULTS

Additional information regarding the performance of the LVIP Managed Fund is contained in "Management's Discussion of Fund Performance and Financial Highlights" in Exhibit B to this Proxy Statement/Prospectus.

Year-by-Year Total Return (%)

The tables provide some indication of the risks of investing your contract assets in the LVIP Managed Fund's Standard Class shares and Service Class shares. The information shows: (a) changes in the each class's shares' performance from year to year; and (b) how each class's shares' average annual returns for one-year, five-year, ten-year and since-inception periods compare with those of a broad measure of market performance. Please note that the past performance of a Fund is not necessarily an indication of how the Fund will perform in the future. Further, the returns do not reflect variable contract expenses. If reflected, the returns shown would be lower.



                                         LVIP Managed Fund (Standard Class)
    1999         2000       2001        2002         2003       2004        2005       2006       2007        2008
------------- ----------- ---------- ------------ ----------- ---------- ----------- ---------- ---------- -----------
------------- ----------- ---------- ------------ ----------- ---------- ----------- ---------- ---------- -----------
   7.72%       (1.41%)     (1.58%)    (11.08%)      22.90%     10.00%      4.49%      10.57%      4.58%     (26.96)


During the periods shown in the above chart, the LVIP Managed Fund's Standard
Class's highest return for a quarter occurred in the second quarter of 2003 at 12.42%. The LVIP Managed Fund's Standard Class's lowest return for a quarter occurred in the fourth quarter of 2008 at (15.82%).


                                         LVIP Managed Fund (Service Class)*
    1999         2000      2001        2002        2003       2004        2005        2006       2007        2008
-------------- --------- ---------- ----------- ----------- ---------- ------------ ---------- ---------- ------------
-------------- --------- ---------- ----------- ----------- ---------- ------------ ---------- ---------- ------------
     N/A         N/A        N/A        N/A         N/A         N/A        4.23%      10.30%      4.32%     (27.21%)

*The Fund's Service Class commenced operations on May 19, 2004. Lifetime performance of the indices are noted below.

During the periods shown in the above chart, the LVIP Managed Fund's Service Class's highest return for a quarter occurred in the fourth quarter of 2006 at 4.72%. The LVIP Managed Fund's Service Class's lowest return for a quarter occurred in the fourth quarter of 2008 at (15.89%).


Average Annual Total Return (for the period ended 12/31/2008)

                                                          1 Year            5 Years                10 Years

LVIP Managed Fund (Standard Class)                       (26.96%)             (0.58%)                 1.04%
Lehman Brothers Aggregate Bond Index*                     5.24%               4.65%                  5.63%
Russell 1000(R) Index **                                 (37.60%)             (2.04%)                (1.09%)
Russell 2000(R) Index***                                 (33.79)%              0.93%                  3.02%
Citigroup 90-Day Treasury Bill Index****                  1.80%               3.10%                  3.30%

*The Lehman Brothers Aggregate Bond Index is composed of securities from the Lehman Brothers U.S. Government/Credit
Index, the Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.
**The Russell 1000(R) Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization.
***The Russell 2000(R) Index measures the performance of the 2,000 smallest companies in the Russell 3000(R) Index, which represents approximately 8% of the total market capitalization of the Russell 3000(R) Index. The Russell 3000(R) companies consist of the 3,000 largest U.S. companies based on total market capitalization. ****The Citigroup 90-Day Treasury Bill (T-Bill) Index is a widely recognized unmanaged index of short-term securities.

Average Annual Total Return (for the period ended 12/31/2008)

                                                          1 Year            5 Years               Lifetime*

LVIP Managed Fund (Service Class)                       (27.21%)              N/A                    (0.64%)
Lehman Brothers Aggregate Bond Index**                   5.24%                N/A                     4.04%
Russell 1000(R) Index ***                               (37.60%)              N/A                    (2.44%)
Russell 2000(R) Index****                               (33.79)%              N/A                    (1.24%)
Citigroup 90-Day Treasury Bill Index*****               1.80%                 N/A                     2.82%



*The Fund's Service Class began on May 19, 2004.
Lifetime performance of the indices are noted below.
**The Lehman Brothers Aggregate Bond Index is composed of securities from the Lehman Brothers U.S. Government/Credit Index, the Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.
***The Russell 1000(R) Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization.
****The Russell 2000(R) Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000(R) Index. The Russell 3000(R) companies consist of the 3,000 largest U.S. companies based on total market capitalization.
*****The Citigroup 90-Day Treasury Bill (T-Bill) Index is a widely recognized unmanaged index of short-term securities.


Who will be the investment adviser/sub-adviser of my Fund after the Reorganization?


Lincoln Investment Advisors Corporation ("LIAC" or the "Adviser"), a registered investment adviser and wholly owned subsidiary of Lincoln National Corporation, serves as the investment adviser for both the LVIP Managed Fund and the LVIP Conservative Fund. The Adviser retained Delaware Management Company ("DMC"), a series of Delaware Management Business Trust ("DMBT"), to serve as LVIP Managed Fund's sub-adviser and make the day-to-day investment decisions for that Fund. DMBT is registered with the SEC as an investment adviser and is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.


LIAC also plans to retain DMC to serve as the sub-adviser for the LVIP Conservative Fund and to make the day-to-day investment decisions for that Fund.

What will the advisory and sub-advisory fees be after the Reorganization?


The following table shows the effective fee rate that the LVIP Managed Fund paid to LIAC for the year ended December 31, 2008 as a percent of the Fund's average net assets, and the fee that the Adviser in turn paid to DMC as the sub-adviser for the same period.

The table also shows the effective fee rate that the LVIP Conservative Fund would have paid to the Adviser for the year ended December 31, 2008 assuming that the proposed fee rate was in effect with the asset levels of the LVIP Managed Fund, and the fee that the Adviser in turn would have paid to DMC as the sub-adviser under the same assumptions. The LVIP Conservative Fund is a new fund, which has not yet commenced operations, nor paid any actual advisory or sub-advisory fees.




------------------------------ --------------------- --------------------- ------------------ -------------------------
                                                     Effective Fee Rate                       Effective Fee Rate for
                                                     for Adviser                              Sub-Adviser
                                                     (annual rate as a %                      (annual rate as a % of
                                                     of average daily                         average daily net
Fund                           Adviser               net assets)           Sub-Adviser        assets)
============================== ===================== ===================== ================== =========================
============================== ===================== ===================== ================== =========================
LVIP Managed Fund              LIAC                  0.42%                 DMC                0.19%
------------------------------ --------------------- --------------------- ------------------ -------------------------
------------------------------ --------------------- --------------------- ------------------ -------------------------
LVIP Conservative Fund         LIAC                  0.65%(1)              DMC                0.35%
------------------------------ --------------------- --------------------- ------------------ -------------------------

1 The Effective Fee Rate for Adviser includes the advisory fee waiver of 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the Adviser provides written notice of termination to the fund.


What will be the primary federal tax consequences of the Reorganization?

The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. Assuming the Reorganization qualifies for such treatment and each shareholder's variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each shareholder will not recognize taxable income as a result of the Reorganization. As a condition to the closing of the Reorganization, the LVIP Managed Fund will receive an opinion of counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. You should separately consider any state, local and other tax consequences in consultation with your tax advisor. Opinions of counsel are not binding on the Internal Revenue Service or the courts.

Dividends and Distributions

Both Funds declare and pay dividends from net investment income and net realized capital gains each year to its shareholders. A fund may distribute net realized capital gains only once a year. As described in more detail in "More Information About the Funds -- Distributions" below, all dividends and distributions are reinvested automatically in additional shares of the same class of the respective Fund at net asset value.

Shareholder Voting Rights

Neither the LVIP Managed Fund nor the LVIP Conservative Fund, each a series of the same Delaware statutory trust, holds annual shareholder meetings. The 1940 Act requires that a shareholder meeting be called for the purpose of electing Trustees at such time as less than a majority of Trustees holding office have been elected by shareholders. Meetings of the shareholders may be called at any time by the Board of Trustees or by the chairperson of the Board or by the President of the Trust. To the extent required by the 1940 Act, meetings of the shareholders for the purpose of voting on the removal of any Trustee shall be called promptly by the Trustees upon the written request of shareholders holding at least 10% of the outstanding shares of the Trust entitled to vote.

Appraisal Rights

Under the laws of the State of Delaware, shareholders of neither the LVIP Managed Fund nor the LVIP Conservative Fund have appraisal rights in connection with a combination or acquisition of the assets of another fund.

                      INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization


The Reorganization is part of an effort to increase assets under management for shareholders of the LVIP Managed Fund. The Reorganization may result in benefits to the shareholders of the LVIP Managed Fund, such as the greater long-term capital appreciation. The LVIP Conservative Fund will receive greater asset allocation resources from DMC, the Fund's sub-adviser. DMC has assigned a team to be responsible for providing active asset allocation for the LVIP Conservative Fund. The LVIP Conservative Fund will be permitted to have larger allocations to a variety of asset classes and investment styles. In addition, the LVIP Conservative Fund will have a more global investment orientation.

Also, there is the potential for improved asset flows from the LVIP Conservative Fund being a part of the LVIP Delaware Foundation(R) Funds, which will be three new series of the Trust. The LVIP Delaware Foundation(R) Funds will be structured as target risk lifecycle funds, a special category of mutual funds that base their asset allocation around a specified level of risk with corresponding variations of income and growth potential. The LVIP Delaware Foundation(R) Funds are designed to appeal to retirement plan fiduciaries as an investment choice to be included in certain investment products.


Board Considerations

Background

On December 9, 2008, the Board of Trustees of the Trust, met to consider the organization and offering of the LVIP Delaware Foundation(R) Conservative Allocation Fund, LVIP Delaware Foundation(R) Aggressive Allocation Fund and LVIP Delaware Foundation(R) Moderate Allocation Fund (together, the "LVIP Delaware Foundation(R) Funds") including the appointment of Lincoln Investment Advisory Corporation ("LIAC") as investment adviser and Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, as sub-adviser to the LVIP Delaware Foundation(R) Funds.


Also on December 9, 2008, the Board of Trustees of the Trust considered the reorganization of the LVIP Managed Fund (an "Acquired Fund") into LVIP Delaware Foundation(R) Conservative Allocation Fund (an "Acquiring Fund"), LVIP UBS Global Asset Allocation Fund (an "Acquired Fund") into LVIP Delaware Foundation(R) Aggressive Allocation Fund (an "Acquiring Fund") and the reorganization of Delaware VIP Balanced Series into LVIP Delaware Foundation(R) Moderate Allocation Fund (an "Acquiring Fund"), each to take place pursuant to an Agreement and Plan of Reorganization (the "Agreements," and each transaction a "Reorganization"). Management of the Trust ("Fund Management") provided information regarding the reasons for the proposals and information regarding each Reorganization.


The trustees who are not "interested persons" of the Trust (as such term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")) (the "Independent Trustees"), reported that they had met in executive session with their independent legal counsel and reviewed materials provided by Fund Management, LIAC and DMC. In addition, the Independent Trustees reviewed a memorandum from their independent legal counsel that advised them of their fiduciary duties pertaining to approval of investment advisory and sub-advisory agreements and the factors that they should consider in approving such agreements.

With respect to the Reorganizations, independent legal counsel advised the Independent Trustees of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve the merger of affiliated funds. The Independent Trustees noted the representation by Fund Management that there would be no dilutive effect upon the shareholders of the funds participating in each Reorganization. In considering approval of the agreements and the Reorganizations, the Independent Trustees did not identify any single factor or group of factors as all-important or controlling and considered all factors together. The Independent Trustees reported that they had considered the following factors and reached the following conclusions with respect to their recommendations to the Board of Trustees.

Advisory Agreement with LIAC


In considering the approval of the investment advisory agreement with LIAC for each of the LVIP Delaware Foundation(R) Funds, the Board considered the nature, extent and quality of services proposed to be provided to the LVIP Delaware Foundation(R) Funds by LIAC, including LIAC personnel, resources, compliance efforts and oversight of DMC and that LIAC serves as investment adviser for the currently existing funds of the Trust. The Board reviewed the services to be provided by LIAC in serving as investment adviser and overseeing a sub-adviser, the personnel constituting the investment oversight and compliance staff, regulatory and compliance matters and considered that LIAC would delegate day-to-day portfolio management responsibility for the LVIP Delaware Foundation(R) Funds to DMC. The Board also considered that Lincoln Life would provide administrative services for the LVIP Delaware Foundation(R) Funds as it does for the existing funds of the Trust and that certain Lincoln Life personnel would also be providing services to the Foundation Funds on behalf of LIAC. Based on this information, the Board concluded that the services to be provided by LIAC were expected to be acceptable.

The Board reviewed the proposed management fee and estimated expense ratios for each LVIP Delaware Foundation(R) Fund, and noted Fund Management's agreement to waive a portion of each LVIP Delaware Foundation(R) Fund's management fee ("net management fee") and to impose expense limitations or expense reimbursements for a period of time for each LVIP Delaware Foundation(R) Fund. The Board also compared the net management fees to the management fees in a Morningstar Peer Group selected by Fund Management and noted that although the proposed net management fee for each LVIP Delaware Foundation(R) Fund was higher than the mean of the Morningstar Peer Group, the total expense ratio for each LVIP Delaware Foundation(R) Fund was lower than the mean of the Morningstar Peer Group. The Board concluded that the management fees, together with the management fee waivers and the expense limitations, were reasonable.

The Board also reviewed the pro forma profitability analysis concerning LIAC with respect to the LVIP Delaware Foundation(R) Funds and concluded that the estimated profitability of LIAC in connection with the management of the LVIP Delaware Foundation(R) Funds was not unreasonable.

The Board considered the extent to which economies of scale would be realized as the LVIP Delaware Foundation(R) Funds grow and whether the fee levels reflect a reasonable sharing of such economies of scale for the benefit of Fund investors. However, because the LVIP Delaware Foundation(R) Funds are newly organized, the Board determined to review economies of scale in the future after the LVIP Delaware Foundation(R) Funds have commenced operations.

The Board considered any additional benefits LIAC may receive due to its association with the LVIP Delaware Foundation(R) Funds, and noted that affiliates of LIAC provide various services to other LVIP Funds and are proposed to provide similar services to the LVIP Delaware Foundation(R) Funds. The Board also noted that Lincoln Life may be eligible to claim on its tax returns dividends received deductions in connection with dividends received from the LVIP Funds by Lincoln Life holding fund shares on behalf of contract holders.


Sub-Advisory Agreement with DMC


In considering the approval of the proposed sub-advisory agreement between LIAC and DMC on behalf of the LVIP Delaware Foundation(R) Funds, the Board considered the nature, extent and quality of services to be provided by DMC under the sub-advisory agreement. The Board was informed that the proposed sub-advisory agreement contains substantially the same terms as those in place under the current sub-advisory agreements for the other LVIP Funds for which DMC serves as sub-adviser. The Board considered the services provided to existing funds in the Trust currently sub-advised by DMC. The Board reviewed the services to be provided by DMC, the background of the investment professionals proposed to service the LVIP Delaware Foundation(R) Funds and the resources and investment process of DMC. The Board also considered DMC's in-person presentation at the Board meeting concerning the construction of the active asset allocation strategies to be used for the LVIP Delaware Foundation(R) Funds and information concerning the different investment sleeves used in the investment strategy. The Board concluded that the services to be provided by DMC were expected to be acceptable.

The Board considered the sub-advisory fee to be paid to DMC and considered that the rate of the proposed sub-advisory fee was negotiated between LIAC and DMC and that LIAC would compensate DMC from its fee and concluded the proposed sub-advisory fees were reasonable. The Board considered that DMC has the ability to obtain research with soft dollars that may or may not be used for the LVIP Delaware Foundation(R) Funds and may be used for the benefit of other clients of DMC.


Reorganizations

The Independent Trustees reported their findings to the Board of Trustees, and the other Trustee, who is an "interested person" (as such term is defined in the 1940 Act) adopted the considerations and conclusions of the Independent Trustees. In considering each of the above Reorganizations for the Acquiring Funds and Acquired Funds, based on information provided to them by Fund Management, the Board considered a number of factors, including:

o that the Acquired Funds could provide seed capital for the LVIP Delaware Foundation(R) Funds;

o that the Acquiring Funds would be structured as QDIAs (Qualified Default Investment Alternatives) under the Pension Protection Act of 2006, which could make them attractive investments for certain qualified plans;

o Fund Management's belief that as the total expense ratios with the management fee waiver and expense limitation would be lower than the mean of the Morningstar peer groups, the Acquiring Funds should be competitive choices as QDIAs;

o that the sleeve structure of the active asset allocation strategy would be less expensive to shareholders than a fund of funds structure;

o that each Reorganization has been structured as a tax free transaction for federal income tax purposes; and

o that the Lincoln National Corporation organization has agreed to bear the costs of each Reorganization, including the preparation of the prospectus/proxy statements, printing and distributing the Acquired Funds' proxy materials, legal fees, auditor fees, expenses of holding shareholder meetings and the brokerage costs associated with repositioning the Funds' portfolios.

With respect to the LVIP Managed Fund, the Board also considered:

o that the Fund had slowly been losing assets and that Fund Management had previously advised that it was considering options for the Fund's future; and

o that although the total expenses and the management fee would increase, Fund Management stated that the current management fee and expense ratio appeared to be below market as compared to the Fund's Lipper peer group.


Based upon all of the foregoing, the Board determined on December 9, 2008 that participation in the respective Reorganization is in the best interests of each Acquired Fund and Acquiring Fund, and the interests of existing shareholders of each Acquired Fund and Acquiring Fund will not be diluted as a result of the Reorganization. On that date, the Board approved the Reorganization with respect to each Acquired Fund and Acquiring Fund.


Agreement and Plan of Reorganization

The following summary is qualified in its entirety by reference to the Reorganization Agreement, which is attached as Exhibit A to this Proxy Statement/Prospectus.

The Reorganization Agreement provides that the LVIP Conservative Fund will acquire all of the assets, subject to all of the liabilities, of the LVIP Managed Fund in exchange for shares of the LVIP Conservative Fund. Subject to the satisfaction of the conditions described below, such acquisition is scheduled to occur as of the close of business on April 30, 2009, or on a later date as the parties may agree ("Effective Time"). The net asset value per share of each class of the LVIP Managed Fund and the net asset value per share of the respective class of the LVIP Conservative Fund will be determined by dividing the assets of each share class, less liabilities, by the total number of the outstanding shares of that class. The method of valuation to be employed to value the securities of each Fund is in accordance with methods set forth in each Fund's respective current registration statement on Form N-1A and the Trust's valuation procedures then in effect.

The number of full and fractional shares of the LVIP Conservative Fund you will receive in the Reorganization will be equal in value to the value of your shares of the LVIP Managed Fund as of 4 p.m. on the day of the Effective Time (unless trading on the New York Stock Exchange or other exchange on which the Funds' investments primarily trade is disrupted, in which case the Effective Time may be postponed until the first business day after the day on which normal trading resumes on such exchange). Promptly after the Effective Time, the Trust will cause to be registered on its transfer agency books in the name of each record holder of LVIP Managed Fund shares immediately prior to the Reorganization the number of LVIP Conservative Fund shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

The Board has determined, with respect to the LVIP Managed Fund and the LVIP Conservative Fund that the interests of shareholders of each of those Funds will not be diluted as a result of the Reorganization and that participation in the Reorganization is in the best interests of each of those Funds and its shareholders. The Lincoln National Corporation ("LNC") organization will bear the costs of the Reorganization, which include preparation of the Proxy Statement/Prospectus, printing and distributing the LVIP Managed Fund's proxy materials, legal fees, accounting fees, and expenses of holding shareholders' meetings. The brokerage costs associated with repositioning the LVIP Conservative Fund's portfolio in connection with the Reorganization will also be paid by the LNC organization.

The Reorganization Agreement may be terminated and the Reorganization abandoned at any time prior to the consummation of the Reorganization, before or after approval by the shareholders of the LVIP Managed Fund, if circumstances should develop that, in the Board's opinion, make proceeding with the Reorganization inadvisable. The Reorganization Agreement provides that the Reorganization is conditioned upon: (1) the Reorganization Agreement being approved by shareholders of the LVIP Managed Fund; and (2) the Trust receiving the opinion of the Trust's counsel that the transaction contemplated by the Reorganization Agreement will constitute a tax-free reorganization for federal income tax purposes.


Shareholders of the LVIP Managed Fund as of the Closing Date will receive shares of the LVIP Conservative Fund in accordance with the procedures provided for in the Reorganization Agreement, as described above. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money.


Approval of the Reorganization Agreement will require the affirmative vote of a majority of the outstanding shares of the LVIP Managed Fund with all classes voting together and not by class. See "Voting Information" and "Votes Necessary to Approve Proposals."

           THE BOARD, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, HAS NANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION

Description of the LVIP Conservative Fund's Shares

Shareholders of the LVIP Managed Fund as of the Closing Date will receive shares of the LVIP Conservative Fund in accordance with the procedures provided for in the Reorganization Agreement. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money. Full and fractional shares of the respective class of shares of the LVIP Conservative Fund will be issued to Rthe LVIP Managed Fund's shareholders in accordance with the procedures detailed in the Reorganization Agreement. The LVIP Conservative Fund will not issue share certificates; the shares of the LVIP Conservative Fund to be issued to the LVIP Managed Fund's shareholders will be recorded on the books of the LVIP Conservative Fund. The shares of the LVIP Conservative Fund will have no pre-emptive or conversion rights.

Federal Income Tax Consequences

Assuming each Contract Owner's variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each Contract Owner will not recognize taxable income as a result of the Reorganization.

For purposes of this Federal Income Tax Consequences section, "Record Holder" refers to the separate accounts through which Lincoln Life and Lincoln New York own shares of the LVIP Managed Fund. The Reorganization is intended to qualify for federal income tax purposes as a tax free reorganization under section 368(a)(1) of the Internal Revenue Code of 1986 (the "Code"). As a condition to the closing of the Reorganization, the LVIP Conservative Fund and the LVIP Managed Fund will receive an opinion from the law firm of Dechert LLP substantially to the effect that:

     1. The acquisition by the LVIP Conservative Fund of the assets of the LVIP Managed Fund in exchange for LVIP Conservative Fund's Shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code;

     2. No gain or loss will be recognized by the LVIP Conservative Fund upon its receipt of the assets of the LVIP Managed Fund in exchange for shares of the LVIP Conservative Fund;

     3. No gain or loss will be recognized by the LVIP Managed Fund upon the transfer of all of its assets to the LVIP Conservative Fund;

     4. No gain or loss will be recognized by the Record Holders of the LVIP Managed Fund's shares upon their receipt of LVIP Conservative Fund's shares in exchange for their LVIP Managed Fund's shares;

     5. The tax basis of the LVIP Conservative Fund's shares received by the Record Holders of the LVIP Managed Fund's shares will be the same as the basis of the LVIP Managed Fund's shares exchanged therefor;

     6. The tax basis of the assets of the LVIP Managed Fund received by the LVIP Conservative Fund will be the same as the tax basis of such assets held by the LVIP Managed Fund immediately prior to the exchange.

     7. The holding period of the assets of the LVIP Managed Fund transferred to the LVIP Conservative Fund will include the period during which such assets were held by the LVIP Managed Fund; and

     8. The holding period of the LVIP Conservative Fund's Shares received by the Record Holders of the LVIP Managed Fund's shares will include the holding period of the LVIP Managed Fund's shares exchanged therefore, provided that at the time of the exchange, the LVIP Managed Fund's shares were held as capital assets on the date of the Reorganization;

The LVIP Conservative Fund's utilization after the Reorganization of any pre-Reorganization losses realized by the LVIP Managed Fund to offset gains realized by the LVIP Conservative Fund could be subject to limitation in future years.

Pro-Forma Capitalization

The following table sets forth the capitalization of the LVIP Managed Fund and the LVIP Conservative Fund as of December 31, 2008 and the capitalization of the LVIP Conservative Fund on a pro-forma basis, assuming the Reorganization occurred on that date. Because the LVIP Conservative Fund is a newly created fund, the LVIP Conservative Fund had no assets as of such date.

                     Capitalization of LVIP Managed Fund and
                        LVIP Conservative Fund Pro Forma
                      (as of December 31, 2008) (Unaudited)


                                        LVIP Managed Fund         LVIP Conservative        LVIP Conservative
                                                                                            Fund Pro Forma
                                                                     Fund (Before               (After
                                                                   Reorganization)          Reorganization)
                                       ---------------------     ---------------------   ----------------------
                                       ---------------------     ---------------------   ----------------------
Net Assets
         Standard Class                        $290,658,931              N/A                      $290,658,931
         Service Class                          $46,810,733              N/A                       $46,810,733
                                       ---------------------     ---------------------   ----------------------
                                       ---------------------     ---------------------   ----------------------
Total Net Assets                               $337,469,664              N/A                      $337,469,664
                                       =====================     =====================   ======================
                                       =====================     =====================   ======================

Net Asset Value Per Share
         Standard Class                     $        10.834              N/A                 $          10.834
         Service Class                      $        10.841              N/A                 $          10.841

Shares Outstanding
         Standard Class                          26,827,720              N/A                        26,827,720
         Service Class                            4,318,118              N/A                         4,318,118
                                       ---------------------     ---------------------   ----------------------
                                       ---------------------     ---------------------   ----------------------
Total Shares Outstanding                         31,145,838              N/A
                                                                                              31,145,838


The table should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.



                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES


The following discussion comparing investment objectives, policies and restrictions of the LVIP Managed Fund and the LVIP
Conservative Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions set forth in: the prospectuses of the LVIP Managed Fund, dated April 30, 2008, as supplemented on October 23, 2008 and January 26, 2009;
and the prospectus of the LVIP Conservative Fund, dated ______________, 2009.


Investment Objectives of Each Fund


The LVIP Managed Fund's investment objective is maximum long-term total return (capital appreciation plus income) consistent with prudent investment strategy. The LVIP Conservative Fund's investment objective is to seek a combination of current income and preservation of capital with capital appreciation. Unlike the LVIP Managed Fund's investment objective which is fundamental, the LVIP Conservative Fund's investment objective is non-fundamental and may be changed without shareholder approval.


Principal Investment Strategies and Risks of Each Fund

LVIP Managed Fund

The LVIP Delaware Managed Fund pursues its investment objective by investing in three categories of securities: equity securities (stocks), fixed income securities (debt obligations) and money market securities. The Fund's investment strategy is to vary the amount invested in each category based on ongoing evaluations of which category provides the best opportunity to meet the fund's investment objective.

The Fund continuously adjusts the mix of investments among the three categories in an effort to:

o Control the level of risk during changing economic and market conditions; and
o Take advantage of the potential for greater returns in one category versus another.

The Fund generally invests the largest amount in the stock category. The Fund invests amounts not invested in the stock category in the debt obligations and money market categories. The Fund, however, may not invest more than 75% of its total assets in either the stock or the debt obligations category. The Fund may invest up to 100% of its assets in the money market category. The Fund expects to invest some amount in each of the three categories at all times.


When evaluating the Fund's performance, the Fund's annual return is compared to the annual return generated by a hypothetical benchmark portfolio. The Fund is compared to a hypothetical benchmark constructed in the following manner: 50% Russell 1000(R) Index; 5% Russell 2000(R) Index; 40% Barclays Capital Aggregate Bond Index; 5% Citigroup 90 day T-Bill Index. The three categories are explained in the following sections.


Stock Category


The stock category invests in a diversified portfolio of stocks primarily of large-sized U.S. companies with market capitalizations, at the time of purchase, similar to the market capitalizations of the companies in the Russell 1000(R) Index. The Russell 1000(R) Index represents the largest 1000 companies in the Russell 3000 Index. The Russell 3000(R) Index is a capitalization-weighted total return index, which is comprised of 3000 of the largest capitalized U.S. domiciled companies. As of December 31, 2008, the Russell 1000(R) Index included companies with market capitalizations of $36.48 billion and above.

The category also includes some investments in medium- and small-sized U.S. companies. For purposes of the LVIP Managed Fund, medium-sized U.S. companies includes companies with market capitalizations between $3.06 billion to $9.96 billion. Small-sized U.S. companies generally have market capitalizations of $1.17 billion and below. No more than 10% of the stock category's assets may be invested in small-sized companies.


The Fund's management style for the stock category focuses on seeking growth companies at a reasonable price by blending:

o A growth oriented management style, which seeks companies with earnings and/or revenues that are growing faster than the industry average, and
o A value oriented management style, which seeks companies within an industry with current stock prices that do not reflect the stocks' perceived true worth.

More specifically, the sub-adviser seeks to invest in companies believed to:

o Show growth potential that significantly exceeds the average expected growth rate of companies in the same industry; and o Be undervalued in the market relative to the companies' industry peers.

The companies sought typically have:

o A long history of profit growth and dividend payment; and o A reputation for quality management, products and service.

The sub-adviser has access to research and proprietary technical models and will apply quantitative analysis in determining the appropriate allocations among categories of issuers and types of securities. The stock category's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the category's expected return while maintaining risk, style and capitalization characteristics similar to that of the benchmark index.

Debt Obligations Category

The debt obligations category primarily holds a diverse group of domestic fixed-income securities. The category invests in significant amounts of debt obligations with medium term maturities (5-15 years) and some debt obligations with short term maturities (0-5 years) and long term maturities (over 15 years). A debt obligation's "maturity" refers to the time period remaining until the debt obligation's issuer must repay the principal amount of the debt obligation. Holdings for the category will primarily include a combination of:

o        High-quality investment-grade U.S. corporate bonds;
o Obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and
o        Mortgage-backed securities.

Investment-grade U.S. corporate bonds are debt obligations rated at the time of purchase in the top four credit rating categories of Moody's Investor Service, Inc. and Standard & Poor's Corp. See the Statement of Additional Information
(SAI) for a description of the credit rating categories of these two entities, and a description of U.S. government obligations. Investment-grade corporate bonds include high-quality corporate bonds (top three credit-rating categories) and medium-grade corporate bonds (fourth credit-rating category).

Securities issued by U.S. Government instrumentalities and certain federal agencies are neither direct obligations of, nor are they guaranteed by, the U.S. Treasury. Certain securities issued by agencies and instrumentalities of the U.S. Government are backed by the full faith and credit of the U.S. Government, such as securities issued by GNMA. Others are not insured or guaranteed by the U.S. Government and may be supported only by the issuer's right to borrow from the U.S. Treasury, subject to certain limits, such as securities issued by Federal Home Loan Banks, or by the credit of the issuing agency and the discretionary authority of the U.S. Government to purchase certain obligations, such as Federal National Mortgage Association, or only by the credit of the issuing agency, such as Federal Farm Credit Banks. Mortgage-backed securities are issued by government agencies and other non-government agency issuers. Mortgage-backed securities include obligations backed by a mortgage or pool of mortgages and direct interests in an underlying pool of mortgages. Mortgage-backed securities also include collateralized mortgage obligations
(CMOs). The mortgages involved could be those on commercial or residential real estate properties.


To pursue the category's investment strategy, the sub-adviser may also invest up to 15% in each of the following additional investment categories:

o U.S. corporate bonds rated below investment-grade (high yield bonds also known as junk bonds);
o Foreign securities, including debt of foreign corporations and debt obligations of, or guaranteed by, foreign governments or any of their instrumentalities and emerging market securities; and
o Derivatives, such as futures and credit default swaps, to manage risk exposure more efficiently than may be possible trading only physical securities.


The sub-adviser's Fixed Income Team includes research, trading and portfolio management. The team's investment process centers on the bottom-up, fundamental credit analysis of bond issues, which includes bond structure analysis, financial analysis, capital structure analysis and a management assessment.

Risk management is deeply ingrained within the investment process. Characteristics of the debt obligations category are compared in detail on a daily basis to the comparable characteristics of the Barclays Capital Aggregate Bond Index (i.e., the debt obligations category's benchmark which was formerly the Lehman Brothers Aggregate Bond Index). The category is managed in such a manner as to minimize duration exposure differences and yield curve exposure differences from this benchmark. The category's sector and credit quality variances versus the benchmark are limited and arise as a result of fundamental research-driven security selection. As part of its risk management, the debt obligations category has an overall minimum weighted average credit rating of AA. This minimum credit rating ensures that the category will remain investment grade even though the category may invest in individual securities that present a higher level of risk.

Money Market Category

The money market category holds a diversified portfolio of high-quality short-term money market instruments that mature or can be put back to the issuer within 397 days from date of purchase or date of reset. These money market instruments include:

o Obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements that are fully collateralized by such obligations;
o Certificates of deposit and other obligations of both U.S. and foreign banks that have assets of at least one billion dollars; and
o Commercial paper and other debt obligations of U.S. corporations, including loan participation certificates.

When selecting money market securities, the sub-adviser considers the Federal Reserve Board's current monetary policies and, for comparative purposes, the current yields and maturities of various other types of short-term debt instruments. The sub-adviser then selects individual securities based on the attractiveness of their yield and length of maturity. For the money market category, a cumulative average portfolio maturity of no greater than 90 days is maintained.

The sub-adviser is subject to following an investment policy of purchasing money market securities rated in one of the top two credit rating categories of Moody's Investor Service, Inc. and Standard & Poor's Corp.

LVIP Conservative Fund


The LVIP Conservative Fund pursues its investment objective by investing in a diversified portfolio of securities of different asset classes and investment styles. The target percentages that the LVIP Conservative Fund expects to invest in each asset category are: U.S. equity 20%; international equity 15%; emerging markets 5%; fixed income 58%; and cash equivalents 2%. These target percentages may change periodically. While the Form N-1A has been filed, the prospectus for the LVIP Conservative Fund is not yet effective.

Equity Category

The LVIP Conservative Fund intends to invest in equities in the following manner:

U.S. Equity. The expected target allocation for U.S. equities is 20% of the Fund's total assets. The Fund employs various investment styles, also know as "sleeves," within this asset class:


         U.S. Large Cap Core. The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

         U.S. Mid and Large Cap Growth. The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have large-end market potential, dominant business models, and strong free cash flow, and demonstrate operational efficiencies.

         U.S. Large Cap Value. The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000(R) Value Index, which as of December 31, 2008 was companies whose market capitalization was above $13.8 billion. A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.

         U.S. Small Cap Core. Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000(R) Index, which as of December 31, 2008, was companies with a market capitalization of $1.17 billion and below. The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.


International Equity. The expected target allocation for international equities is 15% of the Fund's total assets. The Fund employs various investment styles within this asset class:

         International Value Equity. The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The investment team uses an approach that combines quantitative, valuation-based screening at the early stages followed by a comprehensive company and industry specific research. The portfolio may purchase securities in any foreign country, developed or emerging, and the investment team seeks companies that they believe will perform well over the next three to five years.


         International Growth. The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging market country. In pursuing the investment strategy, the manager may invest individual companies or in exchange traded funds that utilize an international growth investment style.

Emerging Markets. The expected target allocation for emerging markets is 5% of the Fund's total assets. The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be (1) generally recognized to be an emerging country by the international financial community including the World Bank and the International Finance Corporation; (2) classified by the United Nations as developing, or (3) including in the International Finance Corporation Fee Index or the MSCI Emerging Markets Index. Particular emphasis will be placed on such factors as political reform, economic deregulation, and liberalized trade policy. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.

Global Real Estate. Although the expected target allocation for this asset class is currently 0% of the Fund's total assets; the Fund has the option to invest in this class in the future. The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate and real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.


Fixed Income Category


The expected target allocation for investment is 58% of the Fund's total assets. Investment in the fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield securities (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign government securities, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.


The expected target allocation for cash equivalents is 2% of the Fund's total assets. These instruments may include: (1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; (2) commercial paper of the highest quality rating; (3) short-term debt obligations with the highest quality rating; (4) U.S. government securities; and (5) repurchase agreements collateralized by those instruments.

Principal Risks


Because the LVIP Managed Fund and the LVIP Conservative Fund have similar investment objectives and strategies, they are subject to similar, but not identical, risks. One of the principal risks of investing in either of the Funds involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. Investing in the LVIP Managed Fund and the LVIP Conservative Fund also involves the principal risks of asset allocation risk, interest rate risk and credit risk. In addition, the LVIP Conservative Fund also involves the principal risks of below investment grade bonds (high yield or junk bonds), foreign investing, emerging markets, global real estate and the risks associated with exchange traded funds. The principal risks of investing in the LVIP Managed Fund and LVIP Conservative Fund are further described in the chart below:





------------------- ----------------------------------------------- -------------------------------------------------
    Additional                    LVIP Managed Fund                              LVIP Conservative Fund
  Principal Risk
------------------- ----------------------------------------------- -------------------------------------------------
------------------- ----------------------------------------------- -------------------------------------------------
Asset allocation    Asset allocation risk is the risk that the      Asset allocation risk is the risk that the fund
risk                fund may allocate assets to an asset class      may allocate assets to an asset class that
                    that underperforms other asset classes.  For    underperforms other asset classes.  For
                    example, the fund may be overweighted in        example, the fund may be overweighted in equity
                    equity securities when the stock market is      securities when the stock market is falling and
                    falling and the fixed income market is          the fixed income market is rising.  Therefore,
                    rising.  Therefore, the value of the fund's     the value of the fund's shares held under your
                    shares held under your contract depend on:      contract depend on: (1) the performance of each
                    (1) the performance of each asset class and     asset class and sub-class (where applicable);
                    sub-class (where applicable); and (2) the       and (2) the amount of the fund's total assets
                    amount of the fund's total assets invested in   invested in each asset class and sub-class
                    each asset class and sub-class (where           (where applicable).
                    applicable).
------------------- ----------------------------------------------- -------------------------------------------------



------------------- ----------------------------------------------- ------------------------------------------------
    Additional                    LVIP Managed Fund                             LVIP Conservative Fund
  Principal Risk
------------------- ----------------------------------------------- ------------------------------------------------
------------------- ----------------------------------------------- ------------------------------------------------
Equities            Small- to Medium-Size Company Stocks:  The      Small- to Medium-Size Company Stocks:  The
                    fund invests some amounts in small- and         securities of medium- and small-sized, less
                    medium-sized companies.  Investing in stocks    mature, lesser-known companies may involve
                    of smaller companies, less mature, lesser       greater risks than those normally associated
                    known companies involves greater risks than     with larger, more mature, well-known
                    those normally associated with larger, more     companies.  The stock of company with medium
                    mature, well-known companies.  Investment in    and small stock market capitalizations may
                    stocks of smaller companies can expose the      trade less frequently and in limited volume.
                    fund to increased risk and more rapid           Medium- and small-sized companies also may
                    fluctuations in the value of the investment     have less certain prospects for growth and
                    in stocks of small- to medium-sized companies.  greater sensitivity to changing economic conditions.
------------------- ----------------------------------------------- ------------------------------------------------




------------------- ----------------------------------------------- ------------------------------------------------
Interest            Rate Interest rate risk is the risk that the value Interest rate risk is the risk that the value of the debt obligations held by the Fund (and of the debt obligations held by the
                    investment consequently the value of the Fund's shares)
                    style and, therefore, the value of the fund's will fluctuate with changes in interest rates. shares will fluctuate with changes in interest
                                                                    rates. When
                                                                    interest
                                                                    rates rise,
                                                                    debt
                                                                    obligations
                                                                    decline in
                                                                    value, and
                                                                    when
                                                                    interest
                                                                    rates fall,
                                                                    debt
                                                                    securities
                                                                    obligations
                                                                    increase in
                                                                    value.
                                                                    Accordingly,
                                                                    during
                                                                    periods when
                                                                    interest
                                                                    rates are
                                                                    fluctuating,
                                                                    you could
                                                                    lose money
                                                                    investing in
                                                                    the fund.

------------------- ----------------------------------------------- ------------------------------------------------
------------------- ----------------------------------------------- ------------------------------------------------
Credit              Credit risk is the risk that the issuer of      Credit risk is the risk that the issuer of the
                    the debt obligation will be unable to make      debt obligation will be unable to make
                    interest or principal payments on time.  If     interest or principal payments on time.
                    debt obligations held by the fund are           Generally, credit risk is higher for corporate
                    assigned a lower credit rating, the value of    and foreign government debt obligations than
                    the debt obligations (and consequently the      for U.S. government securities, and higher
                    value of the fund's shares) could fall.         still for debt rated below investment grade
                                                                    (high yield
                                                                    bonds). Debt
                                                                    obligations
                                                                    held by the
                                                                    fund and,
                                                                    therefore,
                                                                    the value of
                                                                    the fund's
                                                                    shares, will
                                                                    fluctuate
                                                                    with the
                                                                    changes in
                                                                    the credit
                                                                    ratings of
                                                                    the debt
                                                                    obligations
                                                                    held.

------------------- ----------------------------------------------- ------------------------------------------------





------------------- -------------------------------------------------- -----------------------------------------------
    Additional                      LVIP Managed Fund                              LVIP Conservative Fund
  Principal Risk
------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Below Investment    The risk arising from Below Investment Grade       If debt obligations held by the fund are
Grade (high yield   (high yield or junk) Bonds is not considered a     assigned a lower credit rating, the value of
or                  principal investment risk of the fund.             these debt obligations and, therefore, the
junk) bonds                                                            value of the fund's shares could fall.  High
                                                                       yield
                                                                       bonds are
                                                                       often
                                                                       considered
                                                                       speculative
                                                                       and
                                                                       involve
                                                                       significantly
                                                                       higher
                                                                       credit
                                                                       risk.
                                                                       These
                                                                       bonds are
                                                                       also more
                                                                       likely to
                                                                       experience
                                                                       significant
                                                                       fluctuation
                                                                       in value
                                                                       due to
                                                                       changes
                                                                       in the
                                                                       issuer's
                                                                       credit
                                                                       rating.
                                                                       The value
                                                                       of these
                                                                       bonds may
                                                                       fluctuate
                                                                       more than
                                                                       the value
                                                                       of
                                                                       higher-rated
                                                                       debt
                                                                       obligations,
                                                                       and may
                                                                       decline
                                                                       significantly
                                                                       in
                                                                       periods
                                                                       of
                                                                       general
                                                                       economic
                                                                       difficulty
                                                                       or
                                                                       periods
                                                                       of rising
                                                                       interest
                                                                       rates.

------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Foreign Investing   A small percentage of debt obligations held by     Foreign securities involve additional risks.
                    the fund may be investment-grade debt              Foreign currency fluctuations or economic,
                    obligations issued by foreign governments and      financial or political instability could
                    companies.  These investments can be subject to    cause the value of a fund's investments to
                    the risk of loss due to changes in tax or trade    fluctuate.  Foreign investments may be less
                    statutes, imposition of heavy taxes, government    liquid, and their prices may be more
                    takeover of companies, governmental collapse,      volatile, than comparable investments in
                    and war.  The risk of loss is typically greater    securities of U.S. issuers.  Investing in
                    for issuers located in emerging markets.           foreign securities also involves risks
                                                                       resulting
                                                                       from the
                                                                       reduced
                                                                       availability
                                                                       of public
                                                                       information
                                                                       concerning
                                                                       issuers
                                                                       and the
                                                                       fact that
                                                                       foreign
                                                                       issuers
                                                                       generally
                                                                       are not
                                                                       subject
                                                                       to
                                                                       uniform
                                                                       accounting,
                                                                       auditing,
                                                                       and
                                                                       financial
                                                                       reporting
                                                                       standards
                                                                       or to
                                                                       other
                                                                       regulatory
                                                                       practices
                                                                       and
                                                                       requirements
                                                                       comparable
                                                                       to those
                                                                       applicable
                                                                       to U.S.
                                                                       issuers.
                                                                       The risk
                                                                       of loss
                                                                       is
                                                                       typically
                                                                       greater
                                                                       for
                                                                       issuers
                                                                       located
                                                                       in
                                                                       emerging
                                                                       markets.
------------------- -------------------------------------------------- -----------------------------------------------





------------------- -------------------------------------------------- -----------------------------------------------
    Additional                      LVIP Managed Fund                              LVIP Conservative Fund
  Principal Risk
------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Emerging Market     Emerging Market risk is not considered a           Risk of loss is typically higher for issuers
                    principal risk of investing in the fund.           in emerging markets located in less developed
                                                                       or
                                                                       developing
                                                                       countries.
                                                                       Emerging
                                                                       market
                                                                       countries
                                                                       may have
                                                                       especially
                                                                       unstable
                                                                       governments,
                                                                       economies
                                                                       based on
                                                                       only a
                                                                       few
                                                                       industries
                                                                       and
                                                                       securities
                                                                       markets
                                                                       that
                                                                       trade a
                                                                       small
                                                                       number of
                                                                       securities.
                                                                       Securities
                                                                       of
                                                                       issuers
                                                                       located
                                                                       in these
                                                                       countries
                                                                       tend to
                                                                       have
                                                                       volatile
                                                                       prices
                                                                       and may
                                                                       offer
                                                                       significant
                                                                       potential
                                                                       for loss
                                                                       as well
                                                                       as gain.
------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Derivatives         Derivatives involve special risks and may result   Investment in derivatives is not
                    in losses.  Derivative investments (including      characterized as a principal risk of
                    futures and swaps) present the possibility that    investing in the fund
                    the fund may experience a loss if it employs a
                    derivatives strategy related to a security or a
                    securities index and that security or index
                    moves in the opposite direction from what the
                    portfolio manager anticipates.  Leveraged
                    derivative transactions may increase investment
                    losses.  Derivative investments may also involve
                    liquidity risk and the risk that transactions
                    are note settled at the prescribed time or in
                    the full amount due to failure of a counterparty
                    to fulfill its obligations.

------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Real                Real estate and global real estate are not         Real estate risk includes possible declines
Estate/Global       considered a principal risk of investing in the    in the value of real estate, lack of
Real Estate         fund.                                              availability of mortgage funds, overbuilding,
                                                                       extended
                                                                       vacancies
                                                                       of
                                                                       parties,
                                                                       property
                                                                       taxes and
                                                                       operating
                                                                       expenses,
                                                                       changes
                                                                       in zoning
                                                                       laws,
                                                                       environmental
                                                                       costs and
                                                                       liability
                                                                       damages
                                                                       from
                                                                       natural
                                                                       disasters,
                                                                       and
                                                                       changes
                                                                       in
                                                                       interest
                                                                       rates.
                                                                       Real
                                                                       estate
                                                                       investment
                                                                       trust
                                                                       (REITS)
                                                                       are
                                                                       subject
                                                                       to
                                                                       substantial
                                                                       cash flow
                                                                       dependency,
                                                                       defaults,
                                                                       self-liquidation
                                                                       and the
                                                                       risk of
                                                                       failure
                                                                       to
                                                                       qualify
                                                                       for the
                                                                       free pass
                                                                       through
                                                                       of
                                                                       income.
                                                                       Investing
                                                                       in global
                                                                       real
                                                                       estate
                                                                       involves
                                                                       the
                                                                       additional
                                                                       risks of
                                                                       foreign
                                                                       investing
                                                                       which are
                                                                       not
                                                                       present
                                                                       when
                                                                       investing
                                                                       in U.S.
                                                                       real
                                                                       estate.

------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
    Additional                      LVIP Managed Fund                              LVIP Conservative Fund
  Principal Risk
------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Exchange Traded The risk associated with owning ETFs is not The risks of owning an ETF generally reflect Funds (ETFs) considered a principal risk of investing in the the risks of owing the underlying securities
                    fund.                                              the ETF
                                                                       is
                                                                       designed
                                                                       to track,
                                                                       although
                                                                       lack of
                                                                       liquidity
                                                                       in an ETF
                                                                       could
                                                                       result in
                                                                       it being
                                                                       more
                                                                       volatile.
                                                                       Also,
                                                                       ETFs have
                                                                       management
                                                                       fees that
                                                                       increase
                                                                       their
                                                                       costs.
------------------- -------------------------------------------------- -----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------
Portfolio           Turnover High portfolio turnover (e.g., over 100%) Portfolio turnover is not characterized as a generally results in
                    correspondingly greater principal risk of investing in the fund expenses to the fund. The trading costs associated with high portfolio turnover may adversely affect the fund's
                    performance.


------------------- -------------------------------------------------- -----------------------------------------------

Other Investment Strategies and Risks of Each Fund

Each Fund may also use other investment strategies, to a lesser degree, to pursue its investment objective. Each Fund's Statement of Additional Information
(SAI) describes these other investment strategies and the risks involved.

In response to market, economic, political or other conditions, each Fund may use temporarily different investment strategies for defensive purposes. If either Fund does so, different factors could affect the Fund's performance and the Fund may not achieve its investment objective.

                     PURCHASE AND REDEMPTION OF FUND SHARES

Each Fund sells its shares of common stock directly or indirectly to Lincoln Life and to Lincoln New York. Lincoln Life and Lincoln New York hold the Funds' shares in separate accounts (variable accounts) that support various Lincoln Life and Lincoln New York variable annuity contracts and variable life insurance contracts.

Each Fund sells and redeems its shares, without charge, at their NAV next determined after the Fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

Each Fund normally pays for shares redeemed within seven days after the Fund receives the redemption request. However, a Fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a Fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of Fund shareholders.

The Adviser and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the Funds' Sub-Advisers, may pay additional compensation (at their own expense and not as an expense of the Funds) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of Fund shares or insurance products that contain the Funds and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of a Fund's shares, as such payments are not made from Fund assets.

Net Asset Value

Each Fund determines its net asset value per share ("NAV") as of close of regular trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange ("NYSE") on each day the NYSE is open for trading. Each Fund determines its NAV by:

o Adding the values of all securities investments and other assets; o Subtracting liabilities (including dividends payable); and o Dividing by the number of shares outstanding.

A Fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the Fund's NAV may fluctuate on days when you do not have access to the Fund to purchase or redeem shares.

Each Fund typically values its securities investments as follows:

o Equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on exchanges or over-the-counter;
o Debt securities, at the price established by an independent pricing service, which is believed to reflect the fair value of these securities; and
o Fixed income securities with a maturity of less than sixty days are priced at amortized cost.

In certain circumstances, a Fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Funds' Board of Trustees. When a Fund uses fair value pricing, it may take into account any factors it deems appropriate. A Fund may determine fair value based upon developments related to a specific security, current valuations of foreign stock indices (as reflected in U.S. futures markets) and/or U.S. sector or broader stock market indices. The price of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.


Each Fund anticipates using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A Fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the Fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a Fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

Share Classes/Rule 12b-1 Fees


Each Fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the "Plan"). The Trust offers shares of beneficial interest to Lincoln Life and Lincoln New York for allocation to certain of their variable contracts. The Trust may pay Lincoln Life and Lincoln New York or others, out of the assets of the Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. The Trust would pay each third party for these services pursuant to a written agreement with that third party.

The Plan fee may be adjusted by the Trust's Board of Trustees from time to time. These fees are paid out of the assets of the Service Class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.

                        MORE INFORMATION ABOUT THE FUNDS

Management of the Funds

The Funds' business and affairs are managed under the direction of their Board of Trustees. The Board of Trustees has the power to amend the Funds' bylaws, to declare and pay dividends, and to exercise all the powers of the Funds except those granted to the shareholders.


Manager of Managers. The Funds have obtained an exemptive order from the SEC that permits the Funds to employ a "manager of managers" structure ("Multi-Manager Order"). Pursuant to the Multi-Manager Order, LIAC will be permitted to enter into and materially amend a sub-advisory agreement with a sub-adviser without shareholder approval. The Multi-Manage Order applies to, among other situations, the replacement of a sub-adviser whose sub-advisory agreement has terminated as a result of an "assignment" of the agreement. When a new sub-adviser is retained, the Multi-Manager Order requires that the shareholders be furnished with the information about the new sub-adviser that would be contained in a prosy statement. LIAC may not enter into a sub-advisory agreement with an "affiliated Person" of LIAC (as that term is defined in Section 2(a)(3) of the 1940 Act) unless the sub-advisory agreement with the affiliated sub-adviser, including compensation thereunder, is approved by the affected Fund's shareholders.

         The Multi-Manager Order also permits a Fund to employ two or more sub-advisers at the same time. The Trust's Board of Trustees must continue to approve the Fund entering into or renewing any sub-advisory agreement.

Investment Adviser and Sub-Advisers. LIAC - Lincoln Investment Advisors Corporation - is the current investment adviser to the Funds. LIAC, a wholly owned subsidiary of Lincoln National Corporation, is a Tennessee corporation registered with the SEC as an investment adviser. LIAC is responsible for overall management of the Funds' securities investments, and provides investment advisory services to other affiliated mutual funds. LIAC's address is 1300 S. Clinton Street, Fort Wayne, IN 46802. LIAC or its predecessors has served as an investment adviser to mutual funds for over thirty years.

LIAC has engaged Delaware Management Company ("DMC"), a series of Delaware Management Business Trust ("DMBT"), to serve as the sub-adviser for the LVIP Managed Fund and the LVIP Conservative Fund. DMC is responsible for the day-to-day management of each fund's securities investments, and is paid out of the fees each fund pays to LIAC. DMBT, which is located at 2005 Market Street, Philadelphia, Pennsylvania 19103, is registered with the SEC as an investment adviser and is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.


The following chart lists each Fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser, and portfolio manager. The Funds' SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Funds.

-------------------- -----------------------------------------------------------
LVIP Managed Fund Adviser: LIAC (aggregate advisory fee paid for fiscal year ended December 31, 2008 was 0.42% of the Fund's average net assets).

                     Sub-Adviser: DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2008, DMC and its affiliates were managing over $115 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust ("DMBT"), a Delaware statutory trust, that is an SEC-registered investment adviser. DMBT's address is 2005 Market Street, Philadelphia, PA 19103. DMBT is an indirect subsidiary of Lincoln National Corporation.

                     Portfolio Manager: A team consisting of Francis X. Morris, Christopher S. Adams, Michael S. Morris and Donald G. Padilla is responsible for managing the process which determines the timing and the amount of the investments in each category. This team is also responsible for managing the stock category of the Fund. Mr. Francis Morris, Senior Vice President and Chief Investment Officer - Core Equity, served as vice president and director of equity research at PNC Asset Management prior to joining Delaware Investments in 1997. He received a bachelor's degree from Providence College and holds an MBS from Widener University. Mr. Adams, CFA, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1995. Prior to joining Delaware Investments, Mr. Adams had approximately ten years of experience in the financial services industry in the U.S. and U.K., including positions with Coopers & Lybrand, The Sumitomo Bank, Bank of America, and Lloyds Bank. He is a graduate of Oxford University and received an MBA from The Wharton School of Business at the University of Pennsylvania. Mr. Michael Morris, CFA, Vice President/Portfolio Manager and Senior Equity Analyst, served as senior equity analyst at Newbold Asset Management prior to joining Delaware Investments in 1999. He earned his bachelor's degree from Indiana University and an MBA from The Wharton School of the University of Pennsylvania. Mr. Padilla, CFA, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1994 as an assistant controller. Prior to joining Delaware Investments, Mr. Padilla held various positions at The Vanguard Group. He holds a bachelor's degree from Lehigh University.

                     Thomas H. Chow and Roger A. Early, co-portfolio managers, are responsible for the management of the Fund. Mr. Chow, CFA, is a Senior Vice President and Co-Chief Investment Officer - Total Return Fixed Income Strategy for Delaware Investments. Prior to joining Delaware Investments in 2001, he was involved in portfolio management at SunAmerica/AIG from 1997 to 2001. Before that, he was an analyst, trader, and portfolio manager at Conseco Capital Management from 1989 to 1997. Mr. Chow received a bachelor's degree from Indiana University. Roger A. Early, CPA, CFA and CFP, is a Senior Vice President and Senior Portfolio Manager for Delaware Investments. Mr. Early rejoined Delaware Investments in March 2007. During his tenure at the firm from 1994 to 2001, he was a senior portfolio manager and left Delaware Investments as head of its U.S. investment grade fixed income group. In recent years, he was a senior portfolio manager at Chartwell Investment Partners and Rittenhouse Financial and served as the chief investment officer for fixed income at Turner Investments. Prior to joining Delaware Investments in 1994, he spent more than 10 years with Federated Investors. Mr. Early earned his bachelor's degree from The Wharton School of the University of Pennsylvania and an MBA from the University of Pittsburgh.


                     Cynthia I. Isom, Vice President and Portfolio Manager, manages the money market category of the Fund. She joined Delaware Investments in 1985 as a trader of money market, high grade corporate, and Treasury securities. She previously worked for eight years in the securities industry, most recently in institutional sales with Merrill Lynch. Ms. Isom holds a bachelor's degree from Vassar College.

-------------------- -----------------------------------------------------------

LVIP Conservative    Adviser:  LIAC.
Fund                 Sub-Adviser:  DMC.


                     Portfolio Manager: A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak
                     (Bob) Zenouzi are responsible for making the day-to-day investment decisions for the Fund. Mr. Hogan is the lead member of the team and has the authority to override any decision made by the team in his discretion.

                     Mr. Hogan, CFA, Executive Vice President, Chief Investment Officer, and Head of Equity Investments, joined Delaware Investments in 2007. Mr. Hogan previously spent eleven years at SEI, with the last three of those as the managing director and global head of equity. Mr. Hogan graduated from the University of Delaware with a bachelor's degree and a master's degree in economics. Mr. Grillo, CFA, Senior Vice President and Co-Chief Investment Officer - Total Return Fixed Income Strategy, joined Delaware Investments in 1992. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Ph.D., Senior Vice President and Head of Equity quantitative Research and Analytics, joined Delaware Investments in 2000. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City of New York, at Brooklyn College and a master's degree and Ph.D. in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment Officer - Core Equity, served as vice president and director of equity research at PNC Asset Management prior to joining Delaware Investments in 1997. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Widener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined Delaware Investments in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from Babson College.


-------------------- ----------------------------------------------------------

A Fund using a sub-adviser may have a name, investment objective and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. The Fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different sizes.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory and sub-advisory contracts for the LVIP Managed Fund is available in the annual report to shareholders for the twelve month period ended December 31, 2008.


Market Timing

Frequent, large, or short-term transfers among the Funds, such as those associated with "market timing" transactions, may adversely affect the Funds and their investment returns. Such transfers may dilute the value of Fund shares, interfere with the efficient management of the Fund's portfolio, and increase brokerage and administrative costs of the Funds, and as a result, the Funds discourage such trading activity. As an effort to protect our Fund investors and the Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the Funds' Board of Trustees (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Funds and other mutual funds supporting the insurance contracts that may adversely affect Fund investors.

Each Fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. A Fund will exercise this right if, among other things, the Fund identifies an investor as a "market timer" under the Market Timing Procedures.

While the Funds have Market Timing Procedures, the Funds, in seeking to identify market timing, also rely on the insurance companies that hold shares of the Funds in separate accounts to support the insurance contracts. The Funds receive purchase, exchange and redemption orders through omnibus accounts maintained for the Funds. Omnibus account arrangements are common forms of holding shares of a Fund, particularly among insurance companies offering variable insurance products and retirement plans. These arrangements permit intermediaries such as insurance companies to aggregate their clients' transactions and ownership positions. Each Fund will enter into an agreement with any insurance company that holds Fund shares in an omnibus account to help detect and prevent market timing in the Fund's shares. The agreement generally will require such insurance company to (i) provide, upon request by the Fund, certain identifying and account information regarding contract owners who invest in Fund shares through the omnibus account; and (ii) execute instructions from the Fund to restrict further purchases or exchanges of Fund shares by a contract owner who the Fund has identified as a market timer.

As part of the Market Timing Procedures, the Funds review periodic trade reports for unusual activity that may be suggestive of market timing. The Funds maintain guidelines for assessing unusual activity based upon a variety of factors. Upon the identification of potential market timing, the Fund contacts the applicable insurance company. If the Fund identifies the contract holder as a "market timer," the insurance company will follow the procedures for restricting the contract owner's trading activity.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of Fund investors determined to be engaged in such transfer activity that may adversely affect other Fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the Funds will be able to identify possible market timing activity or that market timing will not occur in the Funds. If we are unable to detect market timers, you may experience dilution in the value of your Fund shares and increased brokerage and administrative costs in the Funds. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by one or more of the Funds in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.

Portfolio Holdings Disclosure


A description of the each Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI.


Distributions and Federal Income Tax Considerations

Each Fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. A Fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional Fund shares of the same class of the Fund at no charge.


Since all the shares of each Fund are owned directly or indirectly by Lincoln Life and Lincoln New York, this Proxy Statement/Prospectus does not discuss the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to Contract Owners, see the prospectus for the variable account.


Certain Management Considerations


The Funds may accept investments from the Lincoln Profile Funds, separate investment series of the Trust that operate as "fund of funds." From time to time, the Lincoln Profile Funds may change the allocations of or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the Funds, this action may cause the Funds to experience large purchases of their shares and large inflows into the Funds. Similarly, the Lincoln Profile Funds may decrease their holdings in the Funds, and this action may cause the Funds to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Funds' portfolio management. For example, the Funds may be required to sell securities or invest cash at times when they would not otherwise do so. These transactions could also increase transaction costs and portfolio turnover for the Funds.




                               GENERAL INFORMATION

Share Ownership


The number of shares the LVIP Managed Fund had outstanding as of March 16, 2009 is listed in the table at Exhibit C; the LVIP Conservative Fund has not begun operations as of the date of this Proxy Statement Prospectus. The applicable Contract Owners are entitled to instruct Lincoln Life or Lincoln New York, as appropriate, on the manner in which to vote the shares of the LVIP Managed Fund attributable to their variable annuity contract or variable life insurance policy at the meeting.

To the knowledge of the Trust, as of March 16, 2009, no person, except as set forth in the table at Exhibit C, owned of record 5% or more of the outstanding shares of any class of the LVIP Managed Fund. To the knowledge of the Trust, as of March 16, 2009, no person beneficially owned more than 5% of any class of the LVIP Managed Fund. Because the LVIP Conservative Fund has not commenced operations, the Trustees and executive officers of the Trust, as a group, owned separate account units attributable to less than one percent of the assets of any class of the LVIP Conservative Fund.


Voting Information

In addition to the solicitation of proxy cards by mail, officers and employees of the Trust, without additional compensation, may solicit proxy instructions in person, by telephone, and electronically, including through the Internet. The Trust may engage a third-party vendor to solicit proxies from Contract Owners for an approximate fee, including out-of-pocket expenses, ranging between $1,000 and $10,000.

At the meeting, Lincoln Life and Lincoln New York will vote the LVIP Managed Fund's shares held in the separate accounts for which they are record owners, in accordance with the instructions received from Contract Owners whose purchase payments were invested, as of the Record Date, in the LVIP Managed Fund by the separate accounts. For all separate accounts that support variable annuity contracts, the number of votes which a Contract Owner may cast when instructing us how to vote is determined by applying the Contract Owner's percentage interest in a Fund to the total number of votes attributable to the LVIP Managed Fund. In determining the number of votes, fractional shares will be recognized. The number of votes which a Contract Owner of a variable life insurance policy may cast when instructing us how to vote is determined as one vote for each $100 of cash value.

Any Contract Owner who provides voting instructions has the power to revoke the instructions by (1) delivering to the Secretary of the Trust (at the offices of the Trust) written notice of revocation, or (2) submitting superseding voting instructions, in each case at any time prior to the date of the meeting. Contract Owners may also revoke prior voting instructions by voting in person at the meeting.

Lincoln Life and Lincoln New York will vote the LVIP Managed Fund's shares held by the Accounts for which no timely instructions are received in proportion to the voting instructions which are received. The effect of this proportional voting is that a small number of Contract Owners may determine the outcome of a vote. If voting instructions are properly executed and received in a timely manner but they contain no voting directions, the votes represented by those cards will be cast FOR the proposals considered at the meeting. To the extent that LVIP Managed Fund shares are owned directly by other series of the Trust that operate as "funds of funds," the funds of funds will "echo" vote those shares directly in the same proportion as all other votes received from the other holders of LVIP Managed Fund shares.

Quorum

A quorum of shareholders is necessary to hold a valid meeting and to consider the proposals in this Proxy Statement/Prospectus. The holders of thirty-three and one-third percent (33 1/3%) of the outstanding shares of the LVIP Managed Fund on the Record Date present, in person or by proxy, at the meeting shall constitute a quorum.

Votes Necessary to Approve Proposals

Approval of Proposal 1 requires the affirmative vote of a "majority of the Shares voted" with all classes voting together. For purposes of this requirement, "majority of the Shares voted" means the affirmative vote of the lesser of (1) 67% or more of the shares of the LVIP Managed Fund present at a meeting if more than 50% of the outstanding shares of the LVIP Managed Fund are present or represented by proxy, or (2) more that 50% of the outstanding shares of the LVIP Managed Fund. Shareholders of the LVIP Managed Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

Effect of Abstentions

Abstentions with respect to any proposal will count as present for purposes of establishing a quorum, but will not count as votes cast. Accordingly, abstentions will effectively be a vote against Proposal 1, for which the required vote is a percentage of the outstanding voting securities and will have no effect on a vote for adjournment.

Adjournment

In the event that sufficient votes to approve a proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. In determining whether to adjourn the Meeting with respect to a proposal, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Generally, votes cast in favor of a proposal will be voted in favor of adjournment while votes cast against a proposal will be voted against adjournment. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

Other Information

The principal office of the Trust is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. The current investment adviser of the Trust, Lincoln Investment Advisors Corporation, has its principal office at 1300 S. Clinton Street, Fort Wayne, IN 46802. The Trust's provider for certain accounting and financial administration services is The Bank of New York Mellon, 135 Santilli Highway, Everett, MA 02149-1950. The Trust has also entered into a Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc., at 2005 Market Street, Philadelphia, Pennsylvania 19103. The Lincoln National Life Insurance Company, which provides various administrative services to the Trust, is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

Other Business

To the knowledge of the Trust's Board of Trustees, there is no other business to be brought before the meeting. However, if other matters do properly come before the meeting, Lincoln Life and Lincoln New York intend to vote the LVIP Managed Fund's shares in accordance with the judgment of the Trust's Board on such matters.

Contract Owner Proposals

Under authority granted the Trustees by the Bylaws of the Trust, and pursuant to applicable law, special meetings are called as required. Contract Owners desiring to hold their own proxy solicitations in order to submit proposals in years in which the annual meeting is not held may require that a special meeting be called if they can obtain the written request of Contract Owners indirectly representing certain stipulated percentages of the outstanding voting securities of the LVIP Managed Fund. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the federal securities laws. The Trust is not required to hold regular meetings of shareholders, and in order to minimize its costs, does not intend to hold meetings of shareholders unless so required by applicable law, regulation, regulatory policy, or unless otherwise deemed advisable by the Board or the Trust's management. Therefore, it is not practicable to specify a date by which proposals must be received in order to be incorporated in an upcoming proxy statement for a meeting of shareholders. A Contract Owner wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send his or her written proposals to the Secretary of the Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802. Proposals must be received a reasonable time before the Fund begins to print and mail the proxy materials for the meeting.

Communications to the Board

Shareholders who wish to communicate to the full Board or to any individual Trustee may address correspondence to the Trust, c/o The Lincoln National Life Insurance Company at 1300 S. Clinton Street, Fort Wayne, IN 46802. Without opening any such correspondence, Trust management will promptly forward all such correspondence to the intended recipient(s).

Legal Matters

Certain legal matters concerning the issuance of shares of the LVIP Conservative Fund will be passed upon by Dechert, LLP, 4675 McArthur Court, Suite 1400, Newport Beach, CA 92660.

                     EXHIBITS TO PROXY STATEMENT/PROSPECTUS

Exhibit A - Form of Agreement and Plan of Reorganization

Exhibit B - Management's Discussion of Fund Performance and Financial Highlights

Exhibit C - Ownership of Shares as of Record Date

                                       A-5
637836/6

                                    EXHIBIT A



                      AGREEMENT AND PLAN OF REORGANIZATION



         THIS PLAN OF REORGANIZATION dated as of January 23, 2009, is by and between certain series of Funds of the Lincoln Variable Insurance Products Trust (the "Trust").

         The Trust is a statutory trust organized and existing under the laws of the State of Delaware. The Trust was formed on February 1, 2003, and has an unlimited number of authorized shares with no par value. The Trust owns no interest in land in Delaware. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company. It is presently comprised of thirty seven (37) series.

         The Acquired Funds as referenced below will be reorganized into the Acquiring Funds set forth below:


                           Acquired Funds                               Corresponding Acquiring Fund
         ---------------------------------------------------    ---------------------------------------------
         ---------------------------------------------------    ---------------------------------------------
         LVIP Delaware Managed Fund                             LVIP Delaware Foundation(R) Conservative
                                                                Allocation Fund
         ---------------------------------------------------    ---------------------------------------------
         ---------------------------------------------------    ---------------------------------------------
         LVIP UBS Global Asset Conservative Fund                LVIP Delaware Foundation(R) Aggressive
                                                                Allocation Fund
         ---------------------------------------------------    ---------------------------------------------

         Lincoln Investment Advisors Corporation is the investment adviser to both the Acquired Funds and the Acquiring Fund. It is registered as an investment adviser under the Investment Advisers Act of 1940.

         The Board of Trustees of the Trust has determined that it is in the best interests of the Trust, the Acquiring Funds, the Acquired Funds, and the shareholders and beneficial owners of the Acquiring Funds and the Acquired Funds to combine the Acquired Funds and the Acquiring Funds in the manner set forth below.

         The parties intend that the transactions contemplated herein qualify as a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986 (the "Code").

ARTICLE  I

                               The Effective Time

         The Effective Time of the Reorganization ("Effective Time") shall be after the close of business on April 30, 2009, or such other time as shall be specified by the Board or the appropriate officers of the Trust.

         In the event that trading on the New York Stock Exchange or on another exchange or market on which securities or other investments held by the Acquiring Funds or Acquired Funds is disrupted on the date of the Effective Time so that, in the judgment of the Board (or appropriate officers acting under the authority of the Board), accurate appraisal of the net assets of the Acquiring Funds or the Acquired Funds is impracticable, the Effective Time shall be postponed until the first business day after the day on which trading on such exchange or in such market shall have been resumed without disruption.

                               The Reorganization

         At the Effective Time, the assets and liabilities, whether known or unknown, of the Acquired Funds will become the assets and liabilities of the corresponding Acquiring Funds, and the separate existence of the Acquired Funds will cease. The assets of the Acquired Funds to be acquired by the corresponding Acquiring Funds shall consist of all assets and property, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Acquired Funds and any deferred or prepaid expenses shown as an asset on the books of the Acquired Funds. The Acquiring Funds shall also assume all of the liabilities of the corresponding Acquired Funds, whether accrued or contingent, known or unknown, existing at the Effective Time.

         At the Effective Time, holders of each class of shares of the Acquired Funds representing interests in the corresponding Acquired Funds ("Acquired Funds' Shares") shall become holders of the same class of shares of such stock representing interests in the Acquiring Funds ("Acquiring Funds' Shares").

ARTICLE  II

                               Transfer of Assets

         Provided that all of the conditions precedent to the Reorganization described in Article III are fulfilled, then at the Effective Time, all of the assets of the Acquired Funds will be transferred to the corresponding Acquiring Funds in exchange for Acquiring Funds' Shares and all of the liabilities of the Acquired Funds will be assumed by the Acquiring Funds.

                                Exchange of Stock

         At the Effective Time, the Acquired Funds will exchange the outstanding Acquired Funds' Shares of each class for a number of corresponding Acquiring Funds' Shares of the same class. The number of full and fractional Acquiring Funds' Shares to be issued to holders of Acquired Funds' Shares will be determined on the basis of the relative net asset values of the Acquired Funds and the corresponding Acquiring Funds as of 4:00 p.m. Eastern Standard Time on the day of the Effective Time. The number of Acquiring Funds' Shares to be issued to each holder of Acquired Funds Shares shall be determined by multiplying the number of Acquired Funds' Shares to be exchanged by the stockholder by a fraction, the denominator of which is the net asset value per share of Acquiring Funds' Shares and the numerator of which is the net asset value per share of Acquired Funds' Shares.

         The net asset value of the Acquired Funds and the net asset value of the Acquiring Funds shall be determined in accordance with methods set forth in the Acquired Funds' and Acquiring Funds' respective current Form N-lA registration statements and valuation procedures then in effect. In the alternative, the officers of the Acquired Funds and the corresponding Acquiring Funds may set the net asset value per share at the Effective Time.

         Promptly after the Effective Time, the Trust shall cause to be registered on its transfer agency books in the name of each record holder of Acquired Funds' Shares immediately prior to the Reorganization, without any action on the part of such record holder, the number of Acquiring Funds' Shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

                                   ARTICLE III

                Other Conditions Precedent to the Reorganization

         To the extent required by the Acquired Funds' Bylaws, the Board will call a meeting of the holders of the Acquired Funds' Shares in order to submit to such holders the Plan of Reorganization for their approval or disapproval. Prior to the Effective Time, the holders of the Acquired Funds' Shares shall meet and approve the Plan of Reorganization in accordance with the provisions of the Acquired Funds' Bylaws.

         Prior to any meeting of the holders of Acquired Funds' Shares, the Acquired Funds shall distribute to such holders entitled to vote at such meeting a proxy statement and other proxy materials (including voting instruction forms) that comply in all material respects with the applicable provisions of Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

         Prior to the Effective Time, the Acquired Funds will distribute substantially all of their net tax-exempt income, investment company taxable income (computed without regard to any deduction for dividends paid) and net capital gain (after reduction for any available capital loss carryovers), if any, that has accrued through the Effective Time.

         Prior to the Effective Time, each Acquired Fund and its corresponding Acquiring Fund will receive a legal opinion of tax counsel, Dechert LLP, substantially to the effect that:

1. The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for Acquiring Fund's Shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code;

2. No gain or loss will be recognized by the Acquiring Fund upon its receipt of the assets of the Acquired Fund in exchange for shares of the Acquiring fund;

3. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund;

4. No gain or loss will be recognized by the holders of Acquired Fund's Shares upon their receipt of Acquiring Fund's Shares in exchange for their Acquired Fund's Shares;

         5. The tax basis of the Acquiring Fund's Shares received by holders of the Acquired Fund's Shares will be the same as the basis of the Acquired Fund's Shares exchanged therefore;

6. The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets held by the Acquired Fund immediately prior to the exchange;

7. The holding period of the assets of the Acquired Fund transferred to the Acquiring Fund will include the period during which such assets were held by the Acquired Fund; and

8. The holding period of the Acquiring Fund's Shares received by holders of Acquired Fund's Shares will include the holding period of the Acquired Fund's Shares exchanged therefor, provided that at the time of the exchange, the Acquired Fund's Shares were held as capital assets on the date of the Reorganization.

                                   ARTICLE IV

                                    Expenses

         The Lincoln National Corporation ("LNC") organization, and not any of the Funds, will pay the expenses of the Reorganization. The costs of the Reorganization will include preparation of the Registration Statements, printing and distributing the Acquired Funds' proxy materials, legal fees, accounting fees, and expenses of holding shareholders' meetings. The brokerage costs associated with repositioning the Funds' portfolios in connection with the Reorganizations will also be paid by the LNC organization.

                                    ARTICLE V

                                  Miscellaneous

         At any time prior to the Effective Time, the Plan of Reorganization may be terminated by the Board (or appropriate officers of the Trust acting under the authority of the Board) or be abandoned. In either event, the Plan of Reorganization shall become void and have no effect, without liability on the part of an Acquired Fund, an Acquiring Funds, the Trust or the holders of Acquired Funds' Shares or Acquiring Funds' Shares.

         The Plan of Reorganization and all amendments hereto shall be governed by and construed in accordance with the laws of the State of Delaware.

         LINCOLN VARIABLE INSURANCE PRODUCTS TRUST on behalf of the Acquired Funds



                           /s/ Kevin J. Adamson
         By:               Kevin J. Adamson
         Title:            Second Vice President


         LINCOLN VARIABLE INSURANCE PRODUCTS TRUST on behalf of the Acquiring Funds



                           /s/ William P. Flory, Jr.
         By:               William P. Flory, Jr.
         Title:            Second Vice President and
                              Chief Accounting Officer

                                    EXHIBIT B

      Management's Discussion of Fund Performance and Financial Highlights

          The LVIP Conservative Fund is the SEC Registrant for this Prospectus. The Fund is a newly created fund, which has not commenced operations. Consequently, no performance or financial data is available. After the Reorganization, the LVIP Conservative Fund, as the successor to the LVIP Managed Fund, will assume and publish the investment performance record and the financial record of the LVIP Managed Fund. Therefore, the information in this Exhibit reflects performance and financial information of the LVIP Managed Fund.

Management's Discussion of Fund Performance


The discussion of performance for the LVIP Managed Fund in this Exhibit is taken from the Fund's most recent annual report to shareholders (2008 Annual Report) and does not reflect developments occurring after the report was filed with the SEC and sent to shareholders.


                                LVIP Managed Fund

2008 Annual Report Commentary



The Fund returned (26.96%) (Standard Class shares with distributions reinvested) for the fiscal year ended December 31, 2008, while its customized benchmark, 50% Russell 1000(R) Index*, 40% Barclays Capital U.S. Aggregate Bond Index**, 5% Russell 2000 (R) Index***, and 5% Citigroup 90-Day T-Bill Index****, returned (20.09%).



Equity markets were extremely volatile in 2008 as weakening economic activity and a crisis of confidence in the global financial system led to a decline in the Russell 1000 Index* and Russell 2000 Index*** of 37.60% and 33.79%, respectively. The U.S. housing market, which has been the focal point of economic instability since 2007, saw no signs of improvement as home prices dropped almost 20% during the year. Major financial institutions across the globe were rattled by rapidly declining asset values of mortgage related securities and heightened illiquidity across all sectors of the credit markets. Bear Stearns, Lehman Brothers, American International Group (AIG), Fannie Mae and Freddie Mac were among the major victims of the credit crisis after deterioration in their capital positions left them with no other option except bankruptcy, forced merger and acquisition (M&A), or government takeover. In response to the disruptions in the financial system, the U.S. Treasury and Federal Reserve utilized a variety of conventional and unconventional techniques to restore order: lowering the Federal Funds rate from 4.25% to 0.25%, buying equity stakes in financial institutions, and the establishment of a program to purchase mortgage-backed securities as a means to support fixed income markets. While the government was successful in mitigating a widespread collapse in the financial system, their efforts were not able to prevent the U.S. economy from entering into recession. Rising unemployment, tight lending standards, and the collapse of commodity prices have dimmed growth prospects in the U.S. and abroad for the foreseeable future.



The Fund underperformed its customized benchmark for the year by 6.87%. Both asset allocation and underlying manager performance detracted from relative Fund returns over the period. Within the sleeves, the large-cap and small-cap sleeves each outperformed their respective benchmarks, while the fixed income sleeve underperformed its benchmark.

The large-cap sleeve's outperformance relative to the Russell 1000 Index* was attributable to stock selection in the finance, technology, and consumer services areas. On the downside, adverse stock selection in the consumer staples, consumer discretionary, and basic materials sectors detracted from Fund returns versus the benchmark. On a stock specific basis, a lack of exposure to Wachovia and Citigroup combined with an overweight position in Merrill Lynch had a positive impact on performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in AIG, Textron, and Prudential. At December 31, 2008, the Fund no longer held positions in AIG and Textron.

The small-cap sleeve's outperformance relative to the Russell 2000 Index*** was attributable to stock selection in the business services, energy, and credit cyclicals sectors. On the downside, adverse stock selection in the basic materials, technology, and finance sectors detracted from Fund returns versus the benchmark. On a stock specific basis, overweight positions in Petrohawk Energy, WH Energy Services, and DRS Technologies had a positive impact on performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in Healthways, NETGEAR, and Harris Stratex Networks. At December 31, 2008, the Fund no longer held positions in Petrohawk, WH Energy Services, DRS Technologies and Harris Stratex Networks.

The fixed income sleeve's underperformance relative to the Barclays Capital U.S. Aggregate Bond Index** was attributable to sector allocation. Allocations to non-agency mortgages, asset-based securities, and commercial mortgages had the largest negative impact on relative returns while very small allocations to high yield and emerging markets bonds were a modest negative. The sleeve benefited from our defensive security selection decisions in investment grade corporate bonds.

Looking into 2009, hopes rest on President Barack Obama and his new administration to provide much-needed stimulus to the economy in the form of infrastructure spending and capital injections in the financial markets. We view current valuations in the market as extremely attractive, and seek to take advantage of situations where draconian market expectations have gotten out of line with underlying company fundamentals. We expect volatile equity markets over the near term but remain confident that the unconventional techniques being utilized by U.S. and foreign governments to stimulate the global economy will provide positive support to the markets over the long term.

Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA
Roger A. Early, CPA, CFA, CFP(R)
Thomas H. Chow, CFA
Cynthia Isom
Delaware Investments


Growth of $10,000 invested 12/31/98 through 12/31/08


                               [insert chart here]



This chart illustrates, hypothetically, that $10,000 was invested in the LVIP Delaware Managed Fund Standard Class shares on 12/31/98. Performance of the Service Class shares would be lower than Standard Class shares as a result of higher expenses. As the chart shows, by December 31, 2008, the value of the investment at net asset value, with any dividends and distributions reinvested, would have grown to $11,095. For comparison, look at how the customized benchmark did over the same period. The same $10,000 investment would have grown to $12,666. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index.


          Average annual total returns on investment
                                                                      Ended 12/31/08
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
         Standard Class Shares
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
           One Year                                                      (26.96%)
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
           Five Years                                                    (0.58%)
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
           Ten Years                                                       1.04
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
         Service Class Shares
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
           One Year                                                      (27.21%)
         --------------------------------------------- ---------------------------------------------
         --------------------------------------------- ---------------------------------------------
           Inception (5/19/04)                                           (0.64%)
         --------------------------------------------- ---------------------------------------------

* The Russell 1000 Index measures the performance of the largest 1,000 U.S. companies in the Russell 3000 Index, which represents approximately 92% of the total market capitalization of the Russell 3000 Index. ** The Barclays Capital U.S. Aggregate Bond Index is composed of securities from the Barclays Capital Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index.
*** The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 8% of the total market capitalization of the Russell 3000 Index. **** The Citigroup 90 Day T-Bill Index measures the return on short-term investments.


                                LVIP Managed Fund

Financial Highlights

The financial highlights tables are intended to help you understand the performance of the LVIP Managed Fund for the past five years (or since inception). Certain information reflects financial results for a single share. Total return represents the rate that a shareholder would have earned (or lost) on a Fund share assuming reinvestment of all dividends and distributions. The financial highlights for the years ended December 31, 2004 through December 31, 2008 have been audited by Ernst & Young LLP, the Fund's independent registered public accounting firm. Ernst & Young's most recent report, along with the Fund's financial statements, is included in the Fund's Annual Report to Shareholders dated December 31, 2008. The financial highlights for the semi-annual period ended June 30, 2008, which are unaudited, are included in the Semi-Annual Report to Shareholders dated June 30, 2008. The Fund's Annual Report to Shareholders dated December 31, 2008 and Semi-Annual Report to Shareholders dated June 30, 2008, are available upon request.

                    LVIP Delaware Managed Fund Standard Class

                                                                   Year Ended
                                      ---------------------------------------------------------------------
                                                      12/31/07     12/31/06                    12/31/04
                                        12/31/08                                 12/31/05
                                      -------------- ------------ ------------ ------------ ---------------
Net asset value, beginning of
period. . .                                $ 16.910  $ 16.957     $ 15.708     $ 15.391     $ 14.299

Income (loss) from investment operations:

Net investment income(1)                      0.347        0.416        0.366        0.305           0.306

Net realized and unrealized gain
(loss) on investments and foreign
currencies                                  (4.569)        0.353        1.285        0.384           1.108
Total from investment operations
                                            (4.222)        0.769        1.651        0.689           1.414
Less dividends and distributions from:
Net investment income                       (0.351)      (0.421)      (0.402)      (0.372)         (0.322)
Net realized gain on investments
                                            (1.503)      (0.395)            --            --               --
Total dividends and distributions
                                                         (0.816)      (0.402)      (0.372)         (0.322)
                                            (1.854)

Net asset value, end of period             $ 10.834     $ 16.910     $ 16.957     $ 15.708        $ 15.391
Total return(2)                            (26.96%)        4.58%       10.57%        4.49%          10.00%
Ratios and supplemental data:
Net assets, end of period
(000 omitted)                              $290,659     $477,666     $525,479     $545,772        $581,333
Ratio of expenses to average net
assets                                        0.52%        0.48%        0.50%        0.51%           0.49%

Ratio of net investment income to
average net assets                            2.39%        2.38%        2.25%        1.96%           2.10%
Portfolio turnover                             116%         174%         143%          92%            145%

(1) The average shares outstanding method has been applied for per share information.
(2)Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

                    LVIP Delaware Managed Fund Service Class

                                                                               Year Ended
                                                                                                           5/19/04(1)
                                                                                                               to
                                                       12/31/08       12/31/07    12/31/06     12/31/05     12/31/04
                                                    ---------------- ----------- ------------ ------------ -----------
                                                    ---------------- ----------- ------------ ------------ -----------
Net asset value, beginning of
period.                                                     $16.899     $16.946     $ 15.699      $15.386    $ 14.091
Income (loss) from investment operations:
Net investment income(2)                                      0.297       0.372        0.326        0.265       0.171

Net realized and unrealized gain (loss) on
investments and foreign currencies                          (4.557)       0.352        1.283        0.383       1.391
Total from investment operations                            (4.260)       0.724        1.609        0.648       1.562
Less dividends and distributions from:
Net investment income                                       (0.295)     (0.376)      (0.362)      (0.335)     (0.267)
Net realized gain on investments                            (1.503)     (0.395)            --            --           --
Total dividends and distributions                         (1.798)       (0.771)      (0.362)      (0.335)     (0.267)
Net asset value, end of period                              $10.841     $16.899     $ 16.946      $15.699    $ 15.386
Total return(3)                                            (27.21%)       4.32%       10.30%        4.23%      11.16%
Ratios and supplemental data:

Net assets, end of period (000 omitted)                     $46.811     $74,799      $ 2,059      $ 1,016       $ 197

Ratio of expenses to average net assets                       0.87%       0.73%        0.75%        0.76%       0.74%
Ratio of net investment income to average net
assets                                                        2.04%       2.13%        2.00%        1.71%       1.91%
Portfolio turnover                                             116%        174%         143%          92%     145%(5)

 (1)Date of commencement of operations; ratios have been annualized and total return has not been annualized. (2)The average shares outstanding method has been applied for per share information. (3)Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.
(4)The portfolio turnover is representative of the Fund for the entire year.

                                    EXHIBIT C

                    Ownership of Shares as of March 16, 2009


Number of Outstanding Shares

           LVIP Managed Fund                          Shares Outstanding
           Standard Class                                 26,806,606.94
           Service Class                                   4,312,017.57
                 Total                                    31,118,624.51


As of the date of this Proxy Statement/Prospectus there were no shares of the LVIP Conservative Fund outstanding.



Principal Holders of Shares of LVIP Managed Fund


-------------------------- ------------------------------------------------- ------------------ --------------
Series Name/Class                    Shareholder Name and Address              Share Amount      Percentage
-------------------------- ------------------------------------------------- ------------------ --------------
-------------------------- ------------------------------------------------- ------------------ --------------
Record Owners
Standard Class             Lincoln National (Life)VA Acct C                  25,733,556.69                96%
                           1300 South Clinton Street
                           Fort Wayne, IN  46801

-------------------------- ------------------------------------------------- ------------------ --------------
-------------------------- ------------------------------------------------- ------------------ --------------
Service Class              Lincoln Life Flexible Premium Variable
                           Life Account JF-A                                      3,431,539.68         79.58%
                           Lincoln Life Flexible Premium Variable Life
                           Account JF-C                                             316,359.94          7.34%
                           Lincoln National (Life) VA Acct C                        239,291.15          5.55%
                           1300 South Clinton Street
                           Fort Wayne, IN  46801

-------------------------- ------------------------------------------------- ------------------ --------------



                                     PART B

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                             LVIP Conservative Fund
                   ---------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                 March ___, 2009
                    ---------------------------------------------

------------------------------------------------------------ -------------------
Acquisition of the Assets and Liabilities of the LVIP In Exchange for Shares of LVIP Conservative Fund Managed Fund (a series of Lincoln Variable Insurance (a series of Lincoln Variable Insurance Products Trust) Products Trust) 1300 South Clinton Street 1300 South Clinton Street Fort Wayne, Indiana 46802 Fort Wayne, Indiana 46802

------------------------------------------------------------ -------------------


This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with, the Proxy Statement/Prospectus dated March __, 2009, relating specifically to the proposed transfer of all of the assets and liabilities of the LVIP Managed Fund to the LVIP Conservative Fund in exchange for shares of the LVIP Conservative Fund ("Reorganization"). To obtain a copy of the Proxy Statement/Prospectus, please write to LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, 1300 South Clinton Street, Fort Wayne, Indiana 46802, or call (800) 4LINCOLN (454-6265). The Reorganization will be pursuant to an Agreement and Plan of Reorganization.

This SAI incorporates by reference the following described documents, each of which was filed electronically with the Securities and Exchange Commission and is incorporated by reference herein:


(1) The SAI of Lincoln Variable Insurance Products Trust dated April 30, 2008, as supplemented;

(2) The Financial Statements of the LVIP Managed Fund included in the Trust's Annual Report to Shareholders dated December 31, 2008 and the Semi-Annual Report to Shareholders dated June 30, 2008.

                              Financial Statements

Unaudited pro forma financial statements reflecting consummation of the Reorganization are not included in this SAI because the LVIP Conservative Fund, the acquiring Fund, is a newly created fund, which has not commenced operations. As previously noted, the audited financial statements for the for the Year ended December 31, 2008 for the LVIP Managed Fund and the unaudited financial statements for the period ended June 30, 2008 for the LVIP Managed Fund are incorporated by reference into this SAI from the LVIP Managed Fund's last Annual Report to Shareholders and Semi-Annual Report to Shareholders, respectively.

VOTING INSTRUCTION CARD                                 VOTING INSTRUCTION CARD
                           LVIP DELAWARE MANAGED FUND
            a series of the Lincoln Variable Insurance Products Trust
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK (THE "COMPANY")

Revoking any prior instructions, the undersigned instructs the Lincoln Life & Annuity Company of New York (the "Company") to vote all of the shares of the LVIP Delaware Managed Fund (LVIP Managed Fund) that are attributable to his or her contract or interest therein and held in the Company separate account, at the Special Meeting of the Stockholders to be held on May 28, 2009 and at any adjournment thereof. The proxy is solicited on behalf of the Board of Trustees of the Lincoln Variable Insurance Products Trust.


                                  VOTE VIA THE INTERNET:  www.proxy-direct.com

                                 VOTE VIA THE TELEPHONE:  1-866-235-4258













                   EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!
           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.


                                    [GRAPHIC OMITTED]         [GRAPHIC OMITTED]
[GRAPHIC OMITTED]

                     VOTE ON THE INTERNET                        VOTE BY PHONE                                VOTE BY
MAIL
                                           Log on to:        Call 1-866-235-4258
Vote, sign and date this Proxy
                             www.proxy-direct.com
Follow the recorded instructions
Card and return in the postage-paid envelope
Follow the on-screen instructions
  available 24 hours                              available 24 hours



                                    If you vote on the Internet or by telephone,
you need not return this proxy card.

Upon proper execution of this card, the Company is instructed to vote on the Proposal(s) described in the proxy statement as specified below, and, in the Company's discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, we will vote your proportionate shares "FOR" that Proposal. If this card is not returned, or is returned not properly executed, the Company will vote such shares in the same proportion as it votes the shares for which it has received instructions.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  EXAMPLE:



1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") to permit the LVIP Managed Fund to reorganize into the LVIP Delaware Foundation(R) Conservation Allocation Fund (the "LVIP Conservative Fund") a newly formed series of the Trust, and consequently the shareholders of the LVIP Managed Fund would become shareholders of the LVIP Conservative Fund.


     THE COMPANY WILL VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                                                                       (NY-VA)
                        IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT LINCOLN LIFE TOLL FREE AT 1-800-454-6265.

VOTING INSTRUCTION CARD                                 VOTING INSTRUCTION CARD
                           LVIP DELAWARE MANAGED FUND
            a series of the Lincoln Variable Insurance Products Trust
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

Revoking any prior instructions, the undersigned instructs the Lincoln National Life Insurance Company (the "Company") to vote all of the shares of the LVIP Delaware Managed Fund (LVIP Managed Fund) that are attributable to his or her contract or interest therein and held in the Company separate account, at the Special Meeting of the Stockholders to be held on May 28, 2009 and at any adjournment thereof. The proxy is solicited on behalf of the Board of Trustees of the Lincoln Variable Insurance Products Trust.


                                   VOTE VIA THE INTERNET:  www.proxy-direct.com
                                      VOTE VIA THE TELEPHONE:  1-866-235-4258




                     EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!
           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.


                                        [GRAPHIC OMITTED]     [GRAPHIC OMITTED]
[GRAPHIC OMITTED]

                       VOTE ON THE INTERNET                       VOTE BY PHONE                                VOTE BY
MAIL
                                        Log on to:                                    Call 1-866-235-4258              Vote, sign
and date this Proxy
                             www.proxy-direct.com                              Follow the recorded             Card and return in
                the          Follow the on-screen instructions
                instructions                                     postage-paid envelope
                                                 available 24 hours                                      available 24
hours


 If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the Company is instructed to vote on the Proposal(s) described in the proxy statement as specified below, and, in the Company's discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, we will vote your proportionate shares "FOR" that Proposal. If this card is not returned, or is returned not properly executed, the Company will vote such shares in the same proportion as it votes the shares for which it has received instructions.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  EXAMPLE:



1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") to permit the LVIP Managed Fund to reorganize into the LVIP Delaware Foundation(R) Conservative Alloication Fund (the "LVIP Conservative Fund") a newly formed series of the Trust, and consequently the shareholders of the LVIP Managed Fund would become shareholders of the LVIP Conservative Fund.


     THE COMPANY WILL VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                                              (LNL-VA)
IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT LINCOLN LIFE TOLL FREE AT 1-800-454-6265.